Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 9, 2024

BY AND AMONG

NBT BANCORP INC.,

NBT BANK, NATIONAL ASSOCIATION,

EVANS BANCORP, INC.

AND

EVANS BANK, NATIONAL ASSOCIATION

i

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Plan of Bank Merger

TABLE OF DEFINITIONS

Page

Acquisition Proposal	57
Acquisition Transaction	57
Affiliate	57
Agreement	1
Bank Merger	1
Bank Merger Effective Time	3
Bank Regulator	57
BHC Act	9
BOLI	25
Business Day	58
Certificate	5
Close Year	22
Closing	3
Closing Date	4
Code	1
Community Reinvestment Act	14
Confidentiality Agreement	42
Continuing Employee	46
Derivative Transaction	58
DGCL	3
Effective Date	3
Effective Time	3
Environmental Law	58
ERISA	58
Evans	1
Evans 2023 Form 10-K	12
Evans 401(k) Plan	47
Evans Bank	1
Evans Bank Board	58
Evans Bank Severance Plan	47
Evans Bank Stock	10
Evans Benefit Plans	16
Evans Board	58
Evans Disclosure Schedule	58
Evans Employees	16
Evans Equity Plan	58
Evans ERISA Group	17
Evans Financial Statements	58
Evans Intellectual Property	58
Evans Loan Property	59
Evans Meeting	39
Evans Option	7
Evans Pension Plan	17
Evans Performance-Based RSUs	8
Evans Recommendation	39
Evans Representatives	42
Evans Restricted Stock	8
Evans RSUs	59
Evans SEC Documents	12
Evans Stock	9
Evans Subsequent Determination	43
Page

Evans Time-Based RSUs	8
Exchange Act	59
Exchange Agent	59
Exchange Ratio	4
FDIC	59
FHLBNY	59
Finance Laws	15
FRB	59
GAAP	59
Governmental Authority	59
Hazardous Substance	59
Indemnified Parties	44
Indemnifying Party	44
Informational Systems Conversion	49
Insurance Policies	25
Intellectual Property	59
IRS	59
Knowledge	59
Leases	24
Lien	59
Loans	23
Material Adverse Effect	60
Material Contract	16
Merger	1
Merger Consideration	4
Merger Registration Statement	40
NASDAQ	60
NBT	1
NBT 2023 Form 10-K	29
NBT 401(k) Plan	47
NBT Bank	1
NBT Bank Board	60
NBT Benefit Plans	32
NBT Board	60
NBT Disclosure Schedule	60
NBT Measurement Price	7
NBT Pension Plan	32
NBT SEC Documents	29
NBT Stock	61
New Board Member	2
Notice of Superior Proposal	43
Notice Period	43
NYBCL	3
OCC	61
OREO	23
Pandemic	61
Pandemic Measures	61
Per Share Consideration	61
Person	61
Premium Limit	45
Proceeding	44

Proxy Statement/Prospectus	61
Regulatory Approvals	28
Regulatory Order	14
REIT	22
REIT Subsidiary	22
Rights	61
SEC	12
Securities Act	61
Single Employer Plan	17
Software	61
Subsidiary	61
Superior Proposal	61
Surviving Bank	1
Surviving Corporation	1
Tax	62
Tax Returns	62
Taxes	62
Transactions	1
Voting Agreement	1
WARN Act	62
Willful Breach	62

v

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of September 9, 2024, by and among NBT Bancorp Inc., a Delaware corporation (“NBT”), NBT Bank, National Association, a federally-chartered national banking association and wholly-owned subsidiary of NBT (“NBT Bank”), Evans Bancorp, Inc., a New York corporation (“Evans”), and Evans Bank, National Association, a federally-chartered national banking association and wholly-owned subsidiary of Evans (“Evans Bank”).

WITNESSETH

WHEREAS, the NBT Board and the Evans Board have each (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective entities and shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies; and (iii) approved and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, in accordance with the terms of this Agreement, Evans will merge with and into NBT, with NBT surviving (the “Merger”), and immediately thereafter, Evans Bank will merge with and into NBT Bank, with NBT Bank surviving (the “Bank Merger” and, together with the Merger, the “Transactions”);

WHEREAS, as a material inducement to NBT to enter into this Agreement, each of the directors and certain executive officers of Evans set forth on Evans Disclosure Schedule 6.02(c) has entered into a voting agreement with NBT dated as of the date hereof (a “Voting Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which each such director or executive officer has agreed, among other things, to vote all shares of Evans Stock (as defined herein) owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such agreement;

WHEREAS, for United States federal income tax purposes, the parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and the regulations and formal guidance issued thereunder (the “Code”), and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01        Terms of the Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time, Evans shall merge with and into NBT, and NBT shall be the surviving entity (hereinafter sometimes referred to as the “Surviving Corporation”).  Immediately thereafter, pursuant to the Plan of Bank Merger described in the following sentence, Evans Bank shall merge with and into NBT Bank, and NBT Bank shall be the surviving entity (hereinafter sometimes referred to as the “Surviving Bank”) and shall continue to be governed by the laws of the United States. As soon as practicable after the execution of this Agreement, NBT will cause NBT Bank to, and Evans will cause Evans Bank to, execute and deliver a Plan of Bank Merger substantially in the form attached to this Agreement as Exhibit B. As part of the Merger, shares of Evans Stock shall, at the Effective Time, be converted into the right to receive the Merger Consideration pursuant to the terms of Article II.

Section 1.02        Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354, 361 and 368 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. NBT and Evans each hereby agree to deliver a certificate substantially in compliance with IRS-published advance ruling guidelines, with customary exceptions and modifications thereto, to enable its counsel to deliver the legal opinions contemplated by Section 6.01(e).

Section 1.03        Name of the Surviving Corporation and the Surviving Bank. The name of the Surviving Corporation shall be “NBT Bancorp Inc.” The name of the Surviving Bank shall be “NBT Bank, National Association.”

Section 1.04        Certificate of Incorporation and Bylaws of the Surviving Corporation; Articles of Association and Bylaws and the Surviving Bank. The certificate of incorporation and bylaws of the Surviving Corporation upon consummation of the Merger shall be the Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws of NBT as in effect immediately prior to consummation of the Merger. The articles of association and bylaws of the Surviving Bank upon consummation of the Bank Merger shall be the Amended and Restated Articles of Association and Second Amended and Restated Bylaws of NBT Bank as in effect immediately prior to consummation of the Bank Merger.

Section 1.05        Directors and Officers of the Surviving Corporation and the Surviving Bank.

(a)          At the Effective Time, the board of directors of the Surviving Corporation immediately prior to the Effective Time shall continue to be the directors of the Surviving Corporation, provided that, prior to the Effective Time, the Board of Directors of NBT shall take such actions as to cause the number of directors constituting the board of directors of the Surviving Corporation immediately after the Effective Time to be increased by one (1) director, with such new director vacancy to be filled by David J. Nasca (or, in the event of his unavailability, such other person as mutually agreed upon by Evans and NBT), subject to NBT’s customary background screening and evaluation procedures for potential directors (the “New Board Member”), provided that if the Effective Time occurs between the date of NBT’s 2025 annual meeting proxy statement and the date of NBT’s 2025 annual meeting of stockholders, then the board of directors of the Surviving Corporation shall be increased and the New Board Member shall be appointed effective immediately following the NBT 2025 annual meeting of stockholders. The NBT Board shall appoint the New Board Member to the board of directors of the Surviving Corporation in accordance with applicable laws and regulations and NBT’s Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws for a term to expire at the next annual meeting of the stockholders of NBT. If the New Board Member is appointed at any time other than immediately following the NBT 2025 annual meeting of stockholders, the NBT Board shall nominate and recommend to NBT’s stockholders the New Board Member for election for a one-year term at NBT’s first annual stockholder meeting following the appointment of the New Board Member. Each of the directors of the Surviving Corporation immediately after the Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws of the Surviving Corporation.

(b)          At the effective time of the Bank Merger (the “Bank Merger Effective Time”), the board of directors of the Surviving Bank immediately prior to the Bank Merger Effective Time shall continue to be the directors of the Surviving Bank, provided that, prior to the Effective Time, the Board of Directors of NBT Bank shall take such actions as to cause the number of directors constituting the board of directors of the Surviving Bank immediately following the Effective Time to be increased by one (1) director, with such new director vacancy to be filled by the New Board Member, except that if the Effective Time occurs between the date of NBT’s 2025 annual meeting proxy statement and the date of NBT’s 2025 annual meeting of stockholders, then NBT Bank shall take such actions effective immediately following its 2025 annual meeting of stockholders. The NBT Bank Board shall appoint the New Board Member to the board of directors of the Surviving Bank in accordance with applicable laws and regulations and NBT Bank’s Amended and Restated Articles of Association and Second Amended and Restated Bylaws for a term to expire at the next annual meeting of the shareholders of the Surviving Bank. If the New Board Member is appointed at any time other than immediately following the NBT 2025 annual meeting of stockholders, the NBT Bank Board shall nominate and recommend to NBT Bank’s sole shareholder, NBT, the New Board Member for appointment, and NBT shall elect the New Board Member for a one-year term at the Surviving Bank’s first annual shareholder meeting following the appointment of the New Board Member. Each of the directors of the Surviving Bank immediately after the Bank Merger Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the Amended and Restated Articles of Association and Second Amended and Restated Bylaws of the Surviving Bank.

(c)          At the Effective Time, the officers of the Surviving Corporation shall consist of the officers of the Surviving Corporation in office immediately prior to the Effective Time. At the Bank Merger Effective Time, the officers of the Surviving Bank shall consist of the officers of the Surviving Bank in office immediately prior to the Bank Merger Effective Time.

Section 1.06        Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided under applicable provisions of the Delaware General Corporation Law (the “DGCL”) and the New York Business Corporation Law (the “NYBCL”) and the regulations respectively promulgated thereunder.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of Evans shall cease and all of the rights, privileges, powers, franchises, properties, assets, debts, liabilities, obligations, restrictions, disabilities and duties of Evans shall be vested in and assumed by NBT.

Section 1.07        Effective Date and Effective Time; Closing.

(a)          Subject to the terms and conditions of this Agreement, NBT will make all such filings as may be required by applicable laws and regulations to consummate the Merger.  On the Closing Date, which shall take place not more than three (3) Business Days following the receipt of all necessary regulatory, governmental and shareholder approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI of this Agreement (other than the delivery of certificates and other instruments and documents to be delivered at the Closing), or on such other date as the parties shall mutually agree to, NBT and Evans shall file articles of merger with (i) the Delaware Department of State in accordance with the DGCL and (ii) the New York State Department of State in accordance with the NYBCL.  The effective date of such filings is herein called the “Effective Date,” and the “Effective Time” of the Merger shall be as specified in such filing.

(b)          The closing (the “Closing”) shall take place remotely via the electronic exchange of documents and signatures immediately prior to the Effective Time at 10:00 a.m., Eastern time, or in person at the principal offices of Hogan Lovells US LLP in Washington, D.C., or such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the “Closing Date”).  At the Closing, there shall be delivered to NBT and Evans the certificates and other documents required to be delivered under Article VI hereof.

Section 1.08        Alternative Structure.  NBT may, at any time prior to the Effective Time, change the method of effecting the combination of NBT and Evans, and NBT Bank and Evans Bank, respectively, (including the provisions of this Article I) if and to the extent it deems such change to be reasonably necessary, appropriate or desirable; provided, however, that no such change shall (a) alter or change the Merger Consideration; (b) adversely affect the tax treatment of Evans’s shareholders pursuant to this Agreement; (c) adversely affect the tax treatment of NBT or Evans pursuant to this Agreement; or (d) be reasonably likely to materially impede or delay consummation of the transactions contemplated by this Agreement.  In the event NBT makes such a change, Evans agrees to execute an appropriate amendment to this Agreement in order to reflect such change.

Section 1.09        Additional Actions.  If, at any time after the Effective Time, NBT shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in NBT its right, title or interest in, to or under any of the rights, properties or assets of Evans or Evans Bank, or (ii) otherwise carry out the purposes of this Agreement, Evans, Evans Bank and their respective officers and directors shall be deemed to have granted to NBT an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in NBT or NBT Bank its right, title or interest in, to or under any of the rights, properties or assets of Evans or Evans Bank or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of NBT or NBT Bank are authorized in the name of Evans or Evans Bank or otherwise to take any and all such action.

Section 1.10        Absence of Control.  It is the intent of the parties to this Agreement that neither NBT or NBT Bank, by reason of this Agreement or the Plan of Bank Merger, shall (until consummation of the transactions contemplated herein) control, directly or indirectly, Evans or Evans Bank and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Evans or Evans Bank.

ARTICLE II

CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01        Merger Consideration.

(a)          Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(i)          Each share of NBT Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

(ii)         Each share of Evans Stock issued and outstanding immediately prior to the Effective Time (other than shares of Evans Stock to be cancelled pursuant to Section 2.01(b)) shall become and be converted into the right to receive 0.91 (the “Exchange Ratio”) shares of NBT Stock (the “Merger Consideration”).

(b)          At the Effective Time, all shares of Evans Stock that are owned by Evans as treasury stock and all shares of Evans Stock that are owned directly or indirectly by NBT or Evans, including any shares of Evans Stock held by NBT or Evans or any of their respective Subsidiaries in respect of a debt previously contracted, other than shares that are held by NBT or Evans, if any, in a fiduciary capacity, shall be canceled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor. All shares of NBT Stock that are owned by Evans shall become treasury stock of NBT.

Section 2.02        Rights as Shareholders; Stock Transfers.  All shares of Evans Stock, when converted as provided in Section 2.01(a)(ii), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing such shares of Evans Stock (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Evans Stock) shall thereafter represent only the right to receive for each such share of Evans Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of NBT Stock in accordance with Section 2.03(f).  At the Effective Time, holders of Evans Stock shall cease to be, and shall have no rights as, shareholders of Evans other than the right to receive the Merger Consideration and cash in lieu of fractional shares of NBT Stock as provided under this Article II.  After the Effective Time, there shall be no transfers on the stock transfer books of Evans of shares of Evans Stock.

Section 2.03        Exchange Procedures.

(a)          If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a Certificate surrendered pursuant to Section 2.03(c) is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, as applicable, and the Person requesting such payment shall inform the Exchange Agent, pursuant to an agreement entered into prior to Closing, whether any transfer or other similar Taxes are required as a result of such payment to a Person other than the registered holder of such Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes are not payable. If such transfer or other similar Taxes are payable pursuant to the preceding sentence, then the Exchange Agent shall withhold and deduct from the Merger Consideration (including cash in lieu of fractional shares of NBT Stock) otherwise payable pursuant to this Agreement to the designated Person other than the registered holder, such amounts as the Exchange Agent determines are necessary based on the information supplied by the registered holder. The Exchange Agent (or, subsequent to the twelve (12) month anniversary of the Effective Time, NBT) shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of NBT Stock) otherwise payable pursuant to this Agreement to any holder of Evans Stock such amounts as the Exchange Agent or NBT, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that any amounts are withheld by the Exchange Agent or NBT, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Evans Stock in respect of whom such deduction and withholding was made by the Exchange Agent or NBT, as the case may be.

(b)          At least one (1) business day prior to the Effective Time, NBT shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Evans Stock pursuant to this Article II (i) certificates, or at NBT’s option, evidence of shares in book-entry form, representing the shares of NBT Stock, sufficient to pay the aggregate Merger Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of NBT Stock, each to be given to the holders of Evans Stock in exchange for Certificates pursuant to this Article II. Until the twelve (12) month anniversary of the Effective Time, NBT shall make available on a timely basis or cause to be made available to the Exchange Agent the following: (i) certificates, or at NBT’s option, evidence of shares in book-entry form, representing the shares of NBT Stock, sufficient to pay the aggregate Merger Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of NBT Stock, each to be given to the holders of Evans Stock in exchange for Certificates pursuant to this Article II. Upon such twelve (12) month anniversary, any such cash or certificates remaining in the possession of the Exchange Agent, together with any earnings in respect thereof, shall be delivered to NBT. Any holder of Certificates who has not theretofore exchanged his or her Certificates for the Merger Consideration pursuant to this Article II or who has not theretofore submitted a letter of transmittal, if required, shall thereafter be entitled to look exclusively to NBT, and only as a general creditor thereof, for the Merger Consideration, as applicable, to which he or she may be entitled upon exchange of such Certificates pursuant to this Article II.  If outstanding Certificates are not surrendered, or the payment for the Certificates is not claimed prior to the date on which such payment would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of NBT (and to the extent not in its possession shall be delivered to it), free and clear of all Liens of any Person previously entitled to such property.  Neither the Exchange Agent nor any of the parties hereto shall be liable to any holder of Evans Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  NBT and the Exchange Agent shall be entitled to rely upon the stock transfer books of Evans to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.

(c)          Promptly after the Effective Time, NBT shall cause the Exchange Agent to mail or deliver to each Person who was, immediately prior to the Effective Time, a holder of record of Evans Stock a notice advising such holders of the effectiveness of the Merger, including a letter of transmittal in a form reasonably satisfactory to NBT and Evans containing instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon with respect to shares evidenced by Certificates, proper delivery to the Exchange Agent of such Certificates and the transmittal materials, duly, completely and validly executed in accordance with the instructions thereto. Upon surrender to the Exchange Agent of a Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall promptly be provided in exchange therefor, but in no event later than five (5) Business Days after due surrender, (x) a certificate, or at the election of NBT, a statement reflecting shares issued in book-entry form, representing the number of whole shares of NBT Stock that such holder is entitled pursuant to this Article II, and (y) a check in the amount equal to the sum of (A) any cash in lieu of fractional shares pursuant to Section 2.03(f) and (B) any dividends or other distributions that such holder is entitled pursuant to Section 2.03(e), and the Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Certificates.

(d)          In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by NBT or the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, NBT shall cause the Exchange Agent to issue the Merger Consideration deliverable to such Person, and any cash, unpaid dividends or other distributions that would be payable or deliverable to such Person, in respect of the shares of Evans Stock represented by such lost, stolen or destroyed Certificate.

(e)          No dividends or other distributions with respect to NBT Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of NBT Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (f) below, and all such dividends, other distributions and cash in lieu of fractional shares of NBT Stock shall be paid by NBT to the Exchange Agent, in each case until the surrender of such Certificate in accordance with this Section 2.03. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the whole shares of NBT Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of NBT Stock and the amount of any cash payable in lieu of a fractional share of NBT Stock to which such holder is entitled pursuant to subsection (f), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of NBT Stock. NBT shall make available to the Exchange Agent cash for these purposes, if necessary.

(f)           Notwithstanding any other provision hereof, no fractional shares of NBT Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; no dividend or distribution by NBT shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any other rights as a stockholder of NBT. In lieu of any such fractional shares, NBT shall pay to each holder of a fractional share of NBT Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices during the regular session of NBT Stock as reported on NASDAQ for the five (5) consecutive trading days ending on the third Business Day immediately prior to the Closing Date, rounded to the nearest whole cent (the “NBT Measurement Price”).

(g)          NBT, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the issuance and delivery of shares of NBT Stock into which shares of Evans Stock are converted in the Merger and (B) the method of payment of cash in lieu of fractional shares of NBT Stock.

Section 2.04        Anti-Dilution Provisions.  In the event NBT or Evans changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of NBT Stock or Evans Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding NBT Stock or Evans Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, however, that, for the avoidance of doubt, no such adjustment shall be made with regard to NBT Stock if (a) NBT issues additional shares of NBT Stock and receives consideration for such shares in a bona fide third party transaction, (b) NBT issues additional shares of NBT Stock under the NBT Bancorp Inc. 2024 Omnibus Incentive Plan, or (c) NBT issues employee, director or other key service provider stock grants or similar equity awards or shares of NBT Stock upon the exercise or settlement thereof.

Section 2.05        Reservation of Shares.  Effective upon the date of this Agreement, NBT shall reserve for issuance a sufficient number of shares of NBT Stock for the purpose of issuing shares of NBT Stock to Evans shareholders in accordance with this Article II.

Section 2.06        Listing of Additional Shares.  Prior to the Effective Time, NBT shall notify NASDAQ of the additional shares of NBT Stock to be issued by NBT in exchange for the shares of Evans Stock.

Section 2.07        Treatment of Equity Awards.

(a)          Treatment of Stock Options.  At the Effective Time, each option to purchase a share of Evans Stock (“Evans Option”), whether vested or unvested, that is outstanding as of immediately prior to the Effective Time, shall, without any required action on the part of the holder thereof, be cancelled and automatically converted into the right to receive a lump sum cash payment, payable within ten days following the Effective Time, from Evans or Evans Bank, as applicable, equal to (i) the number of shares of Evans Stock subject to such Evans Option at the Effective Time, multiplied by (ii) the amount by which the Per Share Consideration exceeds the per share exercise price of such Evans Option, less applicable taxes and other withholdings and without interest. For the avoidance of doubt, if the per share exercise price for an Evans Option is equal to or in excess of the Per Share Consideration, such Evans Option shall be cancelled at the Effective Time in exchange for no consideration. For the avoidance of doubt, NBT shall not assume any Evans Options.

(b)          Treatment of Restricted Stock Awards.  Immediately prior to the Effective Time, any vesting or other forfeiture restrictions on each share of Evans Stock subject to a substantial risk of forfeiture (“Evans Restricted Stock”) outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest and shall be converted into, and become exchanged for the Merger Consideration within five (5) business days after the Effective Time, less applicable Taxes required to be withheld, if any, with respect to such vesting, and shall be treated as an issued and outstanding share of Evans Stock for the purposes of this Agreement.  For the avoidance of doubt, NBT shall not assume any Evans Restricted Stock.

(c)          Treatment of Performance-Based Restricted Stock Units.  Immediately prior to the Effective Time, each award of performance-based restricted stock units with respect to Evans Stock (“Evans Performance-Based RSUs”) outstanding as of immediately prior to the Effective Time (i) shall become vested as to the number of shares of Evans Stock subject to such Evans Performance-Based RSU award that would vest based on the greater of target level achievement of all performance goals (without application of any modifier) or actual level of achievement of all relevant performance goals(rounded to the nearest whole share), and (ii) shall be converted into, and become exchanged for the Merger Consideration within five (5) business days after the Effective Time, less applicable Taxes required to be withheld, if any, with respect to such vesting.  For the avoidance of doubt, NBT shall not assume any Evans Performance-Based RSUs.

(d)          Treatment of Time-Based Restricted Stock Units.  Immediately prior to the Effective Time, each award of time-based restricted stock units with respect to Evans Stock (“Evans Time-Based RSUs”) outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest and shall be converted into, and become exchanged for the Merger Consideration within five (5) business days after the Effective Time, less applicable Taxes required to be withheld, if any, with respect to such vesting, and shall be treated as an issued and outstanding share of Evans Stock for the purposes of this Agreement.  For the avoidance of doubt, NBT shall not assume any Evans Time-Based RSUs.

(e)          Prior to the Effective Time, Evans shall take all actions that may be necessary or required (under any Evans Equity Plan, any applicable law, the applicable award agreements or otherwise) (i) to effectuate the provisions of this Section 2.07, (ii) to terminate each Evans Equity Plan as of the Effective Time without any further obligation or liability, and (iii) to ensure that, from and after the Effective Time, holders of Evans Options, Evans Restricted Stock, and Evans RSUs shall have no rights with respect to thereto other than those rights specifically provided in this Section 2.07, if any.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF EVANS AND EVANS BANK

As a material inducement to NBT to enter into this Agreement and to consummate the transactions contemplated hereby, Evans and Evans Bank hereby make to NBT and NBT Bank the representations and warranties contained in this Article III, provided, however, that neither Evans nor Evans Bank shall be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article III, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect qualification or exception contained in any representation or warranty). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.04(a) and (b) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Section 3.02, 3.05, 3.06, 3.07, 3.13(a), 3.15, and 3.27 shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.10(a) shall be deemed untrue and incorrect if not true and correct in all respects.

Section 3.01        Making of Representations and Warranties.  Except as set forth in the Evans Disclosure Schedule or the Evans SEC Documents, and subject to the preceding introductory paragraph of this Article III, each of Evans and Evans Bank hereby represents and warrants to NBT and NBT Bank that the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing Date, except as to any representation or warranty that specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 3.02        Organization, Standing and Authority of Evans.  Evans is a New York corporation duly organized, validly existing and in good standing under the laws of the State of New York and is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Evans is duly licensed or qualified to do business in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Evans. The Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of Evans, copies of which have been made available to NBT, are true, complete and correct copies of such documents and are in full force and effect as of the date of this Agreement.

Section 3.03        Organization, Standing and Authority of Evans Bank.  Evans Bank is a federally-chartered national bank duly organized, validly existing and in good standing under the laws of the United States. Evans Bank’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by Evans Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Evans, threatened. Evans Bank’s primary federal bank regulator is the OCC.  Evans Bank is a member in good standing of the FHLBNY and, as of June 30, 2024, owns the requisite amount of stock of the FHLBNY as set forth on Evans Disclosure Schedule 3.03.  The Articles of Association, as amended, and By-Laws of Evans Bank, copies of which have been made available to NBT, are true, complete and correct copies of such documents and are in full force and effect as of the date of this Agreement.

Section 3.04        Evans and Evans Bank Capital Stock.

(a)          The authorized capital stock of Evans consists solely of 10,000,000 shares of common stock, par value $0.50 per share, of which 5,609,507 shares (including Evans Restricted Stock) are issued and 5,526,670 shares are outstanding as of the date hereof (“Evans Stock”). As of the date hereof, there are 82,837 shares of Evans Stock held in treasury by Evans. The outstanding shares of Evans Stock have been, and all shares of Evans Stock reserved for issuance in connection with Evans Options and Evans RSUs will be, when issued in accordance with their respective terms, duly authorized and validly issued, and are fully paid, and non-assessable. Except for the Evans Options listed on Evans Disclosure Schedule 3.04(c)(i) and the Evans RSUs listed on Evans Disclosure Schedule 3.04(c)(iii), Evans does not have any Rights issued or outstanding with respect to Evans Stock and Evans does not have any commitment to authorize, issue or sell any Evans Stock or Rights.

(b)          The authorized capital stock of Evans Bank consists solely of 193,280 shares of common stock, par value $2.50 per share, of which 193,280 shares are outstanding as of the date hereof (“Evans Bank Stock”). The outstanding shares of Evans Bank Stock have been duly authorized and validly issued, are fully paid and non-assessable, are owned by Evans free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and were not issued in violation of any preemptive rights. Evans Bank does not have any Rights issued or outstanding with respect to Evans Bank Stock and Evans Bank does not have any commitment to authorize, issue or sell any Evans Bank Stock or Rights.

(c)          Evans Disclosure Schedule 3.04(c)(i) contains a list setting forth, as of the date of this Agreement, with respect to each outstanding Evans Option, (i) the name of the holder of such Evans Option, (ii) whether the holder is a current or former employee, director or other individual service provider of Evans or any of its Subsidiaries, (iii) the number of shares of Evans Stock covered by such Evans Option, (iv) the exercise price per share with respect to such Evans Option, (v) the date of grant of such Evans Option, (vi) the date of expiration of such Evans Option, (vii) the vesting schedule applicable to such Evans Option, including whether such Evans Option is subject to accelerated vesting in connection with the consummation of the transactions contemplated hereby, (viii) whether such Evans Option is an incentive stock option or a nonqualified stock option, and (ix) the applicable Evans Equity Plan under which such Evans Option was granted. Upon issuance in accordance with the terms of the applicable Evans Equity Plan and award agreements, the shares of Evans Stock issued pursuant to the Evans Options have been and shall be issued in compliance with all applicable laws. Evans Disclosure Schedule 3.04(c)(ii) contains a list setting forth, as of the date of this Agreement, with respect to each outstanding share of Evans Restricted Stock, (i) the name of the holder of such Evans Restricted Stock, (ii) whether the holder is a current or former employee, director or other individual service provider of Evans or any of its Subsidiaries, (iii) the number of shares of Evans Stock covered by such Evans Restricted Stock award, (iv) the date of grant of such Evans Restricted Stock award, (v) the vesting schedule applicable to such Evans Restricted Stock, including whether such Evans Restricted Stock is subject to accelerated vesting in connection with the consummation of the transactions contemplated hereby, and (vi) the applicable Evans Equity Plan under which such Evans Restricted Stock was granted. Evans Disclosure Schedule 3.04(c)(iii) contains a list setting forth, as of the date of this Agreement, with respect to each outstanding Evans RSU, (i) the name of the holder of such Evans RSU, (ii) whether the holder is a current or former employee, director or other individual service provider of Evans or any of its Subsidiaries, (iii) the number of shares of Evans Stock covered by such Evans RSU award, (iv) the date of grant of such Evans RSU award, (v) the vesting schedule applicable to such Evans RSU, including whether such Evans RSU is subject to accelerated vesting in connection with the consummation of the transactions contemplated hereby, (vi) the applicable Evans Equity Plan under which such Evans RSU was granted, and (vii) whether such Evans RSU is subject to Section 409A of the Code.

Section 3.05        Subsidiaries. Except as set forth on Evans Disclosure Schedule 3.05, Evans does not, directly or indirectly, own or control any Affiliate. Except as disclosed on Evans Disclosure Schedule 3.05, Evans does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Evans has not been conducted through any other direct or indirect Subsidiary or Affiliate of Evans.  No such equity investment identified in Evans Disclosure Schedule 3.05 is prohibited by applicable federal or state laws and regulations.

Section 3.06        Corporate Power; Minute Books.  Each of Evans and Evans Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Evans and Evans Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the approval of Evans’s shareholders of this Agreement.  To the extent that either Evans or Evans Bank exercises trust powers or acts as a fiduciary, it holds all required approvals of the OCC.  The minute books of Evans contain true, complete and accurate records, in all material respects, of all meetings and other corporate actions held or taken by shareholders of Evans and the Evans Board (including committees of the Evans Board). The minute books of Evans Bank contain true, complete and accurate records, in all material respects, of all meetings and other corporate actions held or taken by shareholders of Evans Bank and the Evans Bank Board (including committees of the Evans Bank Board).

Section 3.07        Execution and Delivery.  Subject to the approval of this Agreement by the shareholders of Evans, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Evans, the Evans Board, Evans Bank and the Evans Bank Board on or prior to the date hereof.  The Evans Board has directed that this Agreement be submitted to Evans’s shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of Evans Stock entitled to vote thereon, no other vote of the shareholders of Evans is required by law, the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of Evans or otherwise to approve this Agreement and the transactions contemplated hereby.  Evans and Evans Bank have duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by NBT and NBT Bank, this Agreement is a valid and legally binding obligation of Evans and Evans Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.08        Regulatory Approvals; No Defaults.

(a)          No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Evans or any of its Subsidiaries in connection with the execution, delivery or performance by Evans or Evans Bank of this Agreement or to consummate the transactions contemplated hereby, except for (i) filings of applications, notices or waiver requests, and consents, approvals or waivers described in Section 4.08(b), and (ii) the approval of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of Evans Stock.  As of the date hereof, Evans has no Knowledge of any reason why the approvals set forth above and referred to in Section 6.01(a) will not be received in a timely manner.

(b)          Subject to receipt of the consents, approvals and waivers and the making of the filings referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Evans and Evans Bank, as applicable, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of Evans (or similar governing documents) or similar governing documents of any of its Subsidiaries, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Evans or any of its Subsidiaries, or any of its properties or assets, or (iii) except as set forth in Evans Disclosure Schedule 3.08(b), violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Evans or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Evans or any of its Subsidiaries is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of clauses (ii) and (iii), for such violations, conflicts, breaches, defaults or termination or cancellation rights which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Evans or Evans Bank.

Section 3.09        Financial Statements; SEC Documents.

(a)          Evans has previously made available to NBT copies of the Evans Financial Statements. The Evans Financial Statements (including the related notes, where applicable) fairly present in all material respects (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the operations and financial position of Evans and its consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto.  The books and records of Evans have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.  Crowe LLP has not resigned or been dismissed as independent public accountants of Evans as a result of or in connection with any disagreements with Evans on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Evans’s Annual Report on Form 10-K, as amended through the date of this Agreement, for the fiscal year ended December 31, 2023 (the “Evans 2023 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by Evans or any of its Subsidiaries subsequent to January 1, 2024, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “Evans SEC Documents”), with the Securities and Exchange Commission (the “SEC”), and all of the Evans SEC Documents filed with the SEC after the date of this Agreement, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of Evans and its Subsidiaries contained in the Evans 2023 Form 10-K and, except for liabilities reflected in Evans SEC Documents filed prior to the date of this Agreement or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2023, neither Evans nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(c)          Evans and each of its Subsidiaries, officers and directors are in compliance with, and have complied in all material respects, with (1) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act, and (2) the applicable listing and corporate governance rules and regulations of NYSE. Evans (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Evans Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Evans’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Evans’s internal control over financial reporting.

Section 3.10        Absence of Certain Changes or Events.

(a)          Since December 31, 2023, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Evans.

(b)          Except as set forth in Evans Disclosure Schedule 3.10(b), since December 31, 2023, each of Evans and its Subsidiaries has carried on its business only in the ordinary and usual course of business consistent with its past practices (except for actions in connection with the transactions contemplated by this Agreement).

(c)          Except as set forth in Evans Disclosure Schedule 3.10(c), since December 31, 2023, none of Evans or any of its Subsidiaries has (i) except in the ordinary course of business consistent with past practice (A), increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any current or former employee, director or other individual service provider from the amount thereof in effect as of December 31, 2023, (B) except as disclosed in the Evans SEC Documents, granted any severance, termination pay, bonus, retention bonus, or change in control benefits, entered into any contract to make or grant any severance, termination pay, bonus, retention bonus, or change in control benefits, or paid any bonus or retention bonus, or (C) except in the ordinary course of business consistent with past practice, granted any Evans Options, Evans Restricted Stock or Evans RSUs, (ii) except as disclosed in the Evans SEC Documents, declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Evans’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of Evans’s capital stock or any issuance or issued any other securities in respect of, in lieu of or in substitution for shares of Evans’s capital stock, (iv) except as disclosed in the Evans SEC Documents, changed any accounting methods (or underlying assumptions), principles or practices of Evans affecting its assets, liabilities or business, including without limitation, any reserving, renewal or residual method, practice or policy, (v) made any tax election by Evans or any settlement or compromise of any income tax liability by Evans, (vi) made any material change in Evans’s policies and procedures in connection with underwriting standards, origination, purchase and sale procedures or hedging activities with respect to any Loans, (vii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (viii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, (ix) had any union organizing activities or (x) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

Section 3.11        Regulatory Matters.

(a)          Each of Evans and its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2022 with any Governmental Authority and has paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by any Governmental Authority in the regular course of the business of Evans, and except as set forth in Evans Disclosure Schedule 3.11, no Governmental Authority has initiated any proceeding, or to the Knowledge of Evans, investigation into the business or operations of Evans or any of its Subsidiaries, since January 1, 2022.  There is no unresolved violation or matter requiring attention issued by any Governmental Authority in connection with any report or statement relating to any examinations of Evans Bank, except as set forth in Evans Disclosure Schedule 3.11.  Each of Evans and Evans Bank is “well-capitalized” as defined in applicable laws and regulations, and Evans Bank has a Community Reinvestment Act of 1977, as amended (the “Community Reinvestment Act”), rating of “satisfactory” or better.

(b)          Other than as set forth in Evans Disclosure Schedule 3.11, since January 1, 2022, Evans has timely filed with the SEC and NYSE all documents required by the Securities Act and the Exchange Act and such documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Act and the Exchange Act.

(c)          Neither Evans, Evans Bank, nor any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter (each a “Regulatory Order”) from any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities institutions or engaged in the insurance of deposits (including, without limitation, the OCC and the FRB) or the supervision or regulation of it.  Neither Evans nor Evans Bank has been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

(d)          Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 3.11 is subject to the limitations of Section 8.10(b) hereof.

Section 3.12        Legal Proceedings; Regulatory Action.

(a)          Other than as set forth in Evans Disclosure Schedule 3.12, (i) there are no pending or, to Evans’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions against, or governmental or regulatory investigations of, Evans or any of its Subsidiaries and (ii) to Evans’s Knowledge, there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b)          Neither Evans nor Evans Bank is a party to any, nor are there any pending or, to Evans’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against Evans or Evans Bank in which, to the Knowledge of Evans, there is a reasonable probability of any material recovery against or a Material Adverse Effect on Evans or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c)          There is no injunction, order, judgment or decree imposed upon Evans or any of its Subsidiaries, or their respective assets, and no such action has been threatened against Evans or any of its Subsidiaries.

(d)          None of Evans or any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated banks or financial holding companies or their subsidiaries.

(e)          Neither Evans nor Evans Bank has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting), any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

(f)          Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 3.12 is subject to the limitations of Section 8.10(b) hereof.

Section 3.13        Compliance with Laws.

(a)          Each of Evans and its Subsidiaries is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Investment Company Act of 1940, as amended, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, and all other applicable fair lending and fair housing laws or other laws relating to discrimination.

(b)          Each of Evans and its Subsidiaries has all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Evans or its Subsidiaries; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Evans’s Knowledge, no suspension or cancellation of any of them is threatened.

(c)          Except as set forth in Evans Disclosure Schedule 3.13(c), none of Evans or any Subsidiary has received, since January 1, 2022, any notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Evans’s Knowledge, do any grounds for any of the foregoing exist).

(d)          Since January 1, 2022, Evans has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in all material respects in compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, state usury laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collection Practices Act and other federal, state, local and foreign laws regulating lending (collectively, “Finance Laws”), and with all applicable origination, servicing and collection practices, as established by Evans or Evans Bank, with respect to any loan or credit extension by such entity.  In addition, there is no pending or, to the Knowledge of Evans, threatened charge by any Governmental Authority that Evans has violated, nor any pending or, to Evans’s Knowledge, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

(e)          Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 3.13 is subject to the limitations of Section 8.10(b) hereof.

Section 3.14        Material Contracts; Defaults.

(a)          Other than as set forth in Evans Disclosure Schedule 3.14 or as filed with the Evans SEC Documents, none of Evans or any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral): (i) with respect to the employment or service of any current or former employees, or directors of Evans or any of its Subsidiaries; (ii) which would entitle any current or former employee, director, other individual service provider or agent of Evans or any of its Subsidiaries to indemnification from Evans or such Subsidiaries; (iii) any agreement, arrangement, or commitment (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement would result in any payment (whether of change in control, bonus, retention bonus, severance pay or otherwise) becoming due from Evans or any of its Subsidiaries to any current or former employee, director, or other individual service provider thereof; (iv) which is not terminable on sixty (60) days or less notice and involving the payment of more than $100,000 per annum; (v) is material to the financial condition, results of operations or business of Evans or any of its Subsidiaries; (vi) is a Lease; or (vii) which materially restricts the conduct of any business by Evans.  Evans has previously delivered or made available to NBT true, complete and correct copies of each such document.  Each contract, arrangement, commitment or understanding of the type of described in this Section 3.14(a), whether or not set forth on Evans Disclosure Schedule 3.14 is referred to herein as a “Material Contract.”

(b)          To its Knowledge, neither Evans nor any of its Subsidiaries is in default under any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.  No power of attorney or similar authorization given directly or indirectly by Evans or any of its Subsidiaries is currently outstanding.

Section 3.15        Brokers.  Neither Evans nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Evans has engaged, and will pay a fee or commission to, Piper Sandler & Co. A true, complete and correct copy of the engagement letter with Piper Sandler & Co. has been provided to NBT.

Section 3.16        Employee Benefit Plans.

(a)          All benefit and compensation plans, contracts, programs, policies or arrangements maintained, sponsored or contributed to by Evans, Evans Bank, or any of their Subsidiaries, or with respect to which Evans, Evans Bank or any of their Subsidiaries has any liability, whether actual or contingent, covering current or former employees of Evans, Evans Bank, or any of their Subsidiaries (collectively, the “Evans Employees”), current or former directors of Evans, Evans Bank or any of their Subsidiaries, any other current or former individual service providers of Evans, Evans Bank, or any of their Subsidiaries, or the dependents or beneficiaries of any of the foregoing, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based compensation, supplemental retirement, employment, consulting, termination, severance, change in control, separation, retention, incentive, bonus, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, flexible spending, vacation, paid time off or perquisite plans, contracts, programs, policies or arrangements, in each case, whether written or unwritten (the “Evans Benefit Plans”), are identified in Evans Disclosure Schedule 3.16(a).  Evans or Evans Bank has delivered or made available to NBT a copy of each Evans Benefit Plan (or a written description of the material provisions of each unwritten Evans Benefit Plan) and, with respect thereto, as applicable, (i) all amendments, currently effective trust (or other funding vehicle) agreements and insurance contracts, (ii) the most recent summary plan description (and all summaries of material modifications thereto), (iii) the most recent actuarial report (or other financial statement relating to such Evans Benefit Plan), (iv) the three (3) most recently filed Forms 5500 (with all schedules and attachments), (v) the most recent determination (or, if applicable, opinion or advisory) letter from the IRS and (vi) all material correspondence to or from a Governmental Authority during the past three (3) years.

(b)          Each Evans Benefit Plan has been maintained and administered in material compliance with its terms and applicable law, including, without limitation, ERISA and the Code. Each Evans Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Evans Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination (or, if applicable, opinion or advisory) letter from the IRS, and to the Knowledge of Evans, there are no circumstances likely to result in revocation of any such favorable determination (or, if applicable, opinion or advisory) letter or the loss of the qualification of such Evans Pension Plan under Section 401(a) of the Code.  There is no pending or, to Evans’s Knowledge, threatened claim, action, suit, litigation, proceeding, arbitration, mediation, investigation or audit relating to the Evans Benefit Plans (other than routine claims for benefits in the normal course).  Neither Evans, Evans Bank nor any of their Subsidiaries has engaged in any transaction with respect to any Evans Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject Evans, Evans Bank or any of their Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. No Evans Pension Plan which is a defined benefit plan subject to minimum funding requirements (each a “Single Employer Plan”) has an “accumulated funding deficiency,” whether or not waived, or is subject to a lien for unpaid contributions under Section 303(k) of ERISA or Section 430(k) of the Code.  No Single Employer Plan has an “adjusted funding target attainment percentage,” as defined in Section 436 of the Code, less than eighty percent (80%). No Single Employer Plan has had any action initiated by the Pension Benefit Guaranty Corporation to terminate any such plan or to appoint a trustee for any such plan nor has any “reportable event,” as defined in Section 4043 of ERISA, with respect to which the reporting requirement has not been waived has occurred with respect to any such plan.

(c)          Except as set forth on Evans Disclosure Schedule 3.16(c), neither Evans, Evans Bank, any of their Subsidiaries nor any entity which is considered to be one employer with Evans, Evans Bank or any of their Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (collectively, the “Evans ERISA Group”) maintains, sponsors, participates in or contributes to (or has any obligation to contribute to), or has ever maintained, sponsored, participated in or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to any plan subject to Title IV of ERISA, including any “multiemployer plan,” as defined in Section 3(37) of ERISA.  The Evans ERISA Group has not (i) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA or related provisions of the Code or applicable local law relating to any Evans Benefit Plan; (ii) failed to timely pay premiums to the Pension Benefit Guaranty Corporation; (iii) engaged in any transaction which would give rise to liability under Section 4069 or Section 4212(c) of ERISA; or (iv) incurred taxes under Section 4971 of the Code with respect to any Evans Benefit Plan. None of the Evans Benefit Plans is a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(d)          All contributions, payments, premiums and other obligations required to be made under the terms of any Evans Benefit Plan or an agreement with any Evans Employee have been timely made or have been accurately reflected on the financial statements of Evans. All such contributions and premiums have been fully deducted for income tax purposes, and no such deduction has been challenged or disallowed by any governmental entity, and no event has occurred and no condition or circumstance has existed that could give rise to any such challenge or disallowance.

(e)          Other than as identified in Evans Disclosure Schedule 3.16(e), neither Evans, Evans Bank nor any of their Subsidiaries has any obligations to provide or fund retiree health or life insurance benefits, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the applicable laws of any state or locality.  Evans or Evans Bank may amend or terminate any Evans Benefit Plan identified in Evans Disclosure Schedule 3.16(e) at any time without incurring any liability thereunder.

(f)          Other than as set forth in Evans Disclosure Schedule 3.16(f), the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (either alone or together with any other event) will not (i) entitle any Evans Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Evans Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Evans Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of Evans or Evans Bank, or after the consummation of the transactions contemplated hereby, NBT, the Surviving Corporation or the Surviving Bank, to merge, amend, or terminate any of the Evans Benefit Plans, or (vi) result in payments that would not be deductible under Section 162(m) of the Code.

(g)          Other than as set forth in Evans Disclosure Schedule 3.16(g), neither Evans nor Evans Bank has any obligation to compensate any current or former employee, officer, director or other service provider of Evans, Evans Bank or any of their Subsidiaries for excise Taxes paid pursuant to Section 4999 of the Code. Evans Disclosure Schedule 3.16(g) contains a schedule showing the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any present or former director, officer or employee of Evans or Evans Bank who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any Evans Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule.

(h)          Evans, Evans Bank, each of their Subsidiaries and each Evans Benefit Plan are in material compliance with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued under each of the foregoing.

(i)          Each Evans Benefit Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) and any deferral elections thereunder are in documentary compliance with and have been maintained and operated in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder. Neither Evans, Evans Bank nor any of their Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any current or former officer, director, employee or consultant of Evans, Evans Bank or any of their Subsidiaries for any Taxes incurred by such individual pursuant to Section 409A of the Code.

Section 3.17        Labor Matters.

(a)          None of Evans or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Evans or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel Evans or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Evans’s Knowledge, threatened, nor is Evans or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b)          Evans and each of its Subsidiaries is in material compliance with all applicable laws, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters.

(c)          Evans and each of its Subsidiaries has paid in full to all of its employees or adequately accrued in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.  Evans and each of its Subsidiaries has properly classified all of its service providers as either employees or independent contractors and as exempt or non-exempt for all purposes (including for purposes of the Evans Benefit Plans), if applicable, and has made all appropriate filings in connection with services provided by, and compensation paid to, such service providers.

(d)          During the preceding three (3) years, (i) neither Evans nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the federal or applicable state WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the federal or applicable state WARN Act) in connection with Evans or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Evans nor any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable law.

Section 3.18        Environmental Matters.

(a)          Except as set forth in Evans Disclosure Schedule 3.18, each property owned, leased or operated by Evans and its Subsidiaries, to Evans’s Knowledge, are, and have been, in material compliance with all Environmental Laws.  Neither Evans nor any of its Subsidiaries has Knowledge of, nor has Evans or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of Evans or Evans Bank with all Environmental Laws.

(b)          Evans and its Subsidiaries have obtained all material permits, licenses and authorizations that are required for its operations under all Environmental Laws.

(c)           No Hazardous Substance exists on, about or within any of the owned real properties, nor to Evans’s Knowledge have any Hazardous Substance previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of its properties.  The use that Evans or any of its Subsidiaries makes and intends to make of any of its properties shall not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Substance on, in or from any of those properties.

(d)          There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other governmental authority pending or, to Evans’s Knowledge, threatened against Evans or Evans Bank relating in any way to any Environmental Law.  None of Evans or any of its Subsidiaries has a liability for remedial action under any Environmental Law.  None of Evans or any of its Subsidiaries has received any request for information by any governmental authority with respect to the condition, use or operation of any of its owned real properties or Evans Loan Properties nor has Evans or any of its Subsidiaries received any notice of any kind from any governmental authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law with respect to any of its owned real properties or Evans Loan Properties.

Section 3.19        Tax Matters.

(a)          Evans and its Subsidiaries have filed all income and other material Tax Returns that they were required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed.  All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations.  All Taxes due and owing by Evans and its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Evans or such Subsidiary is contesting in good faith.  Except as set forth in Evans Disclosure Schedule 3.19, none of Evans or any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and neither Evans nor any its Subsidiaries currently has any open tax years other than those with respect to which the statute of limitations has not expired.  No claim has ever been made by an authority in a jurisdiction where Evans or any of its Subsidiaries does not file material Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Evans or any Subsidiary.

(b)          Each of Evans and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party, and has timely complied with all applicable information reporting requirements.

(c)          No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of Evans are pending with respect to Evans or any of its Subsidiaries.  None of Evans or any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Evans or any Subsidiary has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii)  notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Evans or any of its Subsidiaries.

(d)          Evans has provided NBT with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to Evans and its Subsidiaries for taxable periods ended December 31, 2022, 2021 and 2020.  Evans has delivered to NBT correct and complete copies of all statements of deficiencies assessed against or agreed to by Evans or any of its Subsidiaries filed for the years ended December 31, 2023, 2022, 2021 and 2020.  Each of Evans and its Subsidiaries has timely and properly taken such actions in response to and in compliance with notices Evans or any Subsidiary has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(e)          None of Evans or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f)          None of Evans or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).  Each of Evans and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax withing the meaning of Code Section 6662.  Except as set forth in Evans Disclosure Schedule 3.19(f), none of Evans or any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement.  None of Evans or any of its Subsidiaries (i) has been a member of any consolidated, affiliated or unitary group of corporations for any Tax purposes, or (ii) has any liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than Evans or such Subsidiary) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g)          The unpaid Taxes of Evans and its Subsidiaries (i) did not, as of the end of the most recent period covered by Evans’s or any of its Subsidiary’s call reports filed on or prior to the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in Evans’s or such Subsidiary’s call reports filed on or prior to the date hereof (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Evans and its Subsidiaries in filing its Tax Returns.  Since the end of the most recent period covered by Evans’s or its Subsidiaries’ call reports filed prior to the date hereof, none of Evans or any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h)          Neither of Evans nor any of its Subsidiaries shall be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i)           None of Evans or any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)           None of Evans or any of its Subsidiaries has participated in a listed transaction within the meaning of Reg. Section 1.6011-4 (or any predecessor provision) and Evans has not been notified of, or to Evans’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Reg. Section 1.6011-4(b)(1).

(k)          None of Evans or any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any Governmental Authority.

(l)           None of Evans or any of its Subsidiaries has, or to Evans’s Knowledge has ever had, a permanent establishment in any country other than the United States, or has not engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

(m)          Except as set forth on Evans Disclosure Schedule 3.19(m), none of Evans or any of its Subsidiaries has deferred payroll taxes or availed itself of any of the tax deferred credits or benefits pursuant to the CARES Act or otherwise taken advantage of any change in applicable legal requirements in connection with the COVID-19 pandemic that has the result of temporarily reducing (or temporarily delaying the due date of) otherwise applicable payment obligations.

(n)          (i) Commencing with its initial taxable year commencing January 1, 2002, Evans National Holding Corp. (the “REIT Subsidiary”) has been organized, owned and operated in conformity with the requirements for qualification and taxation as a real estate investment trust under the Code (a “REIT”), (ii) the current and proposed method of operation for the REIT Subsidiary will enable the REIT Subsidiary to meet the requirements for qualification and taxation as a REIT under the Code through the Closing, and (iii) the REIT Subsidiary has not received written notice of any challenge by the IRS or any other Governmental Authority regarding the REIT Subsidiary’s qualification to be taxed as a REIT (determined, for the purpose of each of clauses (i) and (ii), (1) as if the REIT Subsidiary’s taxable year in which the Closing occurs (the “Close Year”) ended upon the Closing on the Closing Date, (2) without regard to compliance by the REIT Subsidiary with the distribution requirement described in Section 857(a)(1) of the Code for the period from the first date of the Close Year through and including the Closing Date, and (3) without regard to NBT’s purchase of the REIT Subsidiary at the Closing or any action or inaction taken by the REIT Subsidiary, NBT or their Affiliates after the Closing).  Evans has not taken, or failed to take, any action that would reasonably be expected to result in the REIT Subsidiary’s failure to qualify as a REIT.

(o)          The REIT Subsidiary is managed by one or more trustees or directors, within the meaning of Section 856(a)(1) of the Code.

(p)          All equity interests in the REIT Subsidiary are transferable within the meaning of Section 856(a)(2) of the Code.

(q)          The REIT Subsidiary is not a financial institution or insurance company within the meaning of Section 856(a)(4) of the Code.

(r)          The REIT Subsidiary is not a successor to any entity that is subject to the restriction in Section 856(g) of the Code.

(s)          Commencing with the REIT Subsidiary’s second taxable year, the REIT Subsidiary has at all times had more than 100 shareholders within the meaning of Section 856(a)(5) of the Code.

(t)          The REIT Subsidiary does not have any current or accumulated earnings and profits attributable to any “non-REIT year” within the meaning of Section 857 of the Code.

(u)          The REIT Subsidiary does not directly or indirectly hold any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder), nor has it disposed of any such asset during its current taxable year.

(v)           The REIT Subsidiary has not (i) incurred any material liability for Taxes under Sections 856(c)(7), 856(g)(5)(C), 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c) or 4981 of the Code or Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7 or (ii)  engaged in any transaction that would constitute a “prohibited transaction” within the meaning of Section 857(b)(6) of the Code or any transaction that would give rise to “redetermined rents,” “redetermined deductions” or “excess interest” described in Section 857(b)(7) of the Code.

Section 3.20        Investment Securities.  Evans Disclosure Schedule 3.20 sets forth the book and market value, as of June 30, 2024, of the investment securities, mortgage-backed securities and securities held for sale of Evans and its Subsidiaries, as well as, with respect to such securities, descriptions thereof, CUSIP numbers, book values, fair values and coupon rates.  Each of Evans and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Evans or any Subsidiary.

Section 3.21        Derivative Transactions.  All Derivative Transactions entered into by Evans or any of its Subsidiaries were entered into in all material respects in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Evans and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.  Evans and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Evans, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.  Evans and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program.

Section 3.22        Loans; Nonperforming and Classified Assets.

(a)          Except as set forth in Evans Disclosure Schedule 3.22(a), as of June 30, 2024, none of Evans or any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of June 30, 2024, over sixty (60) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of Evans or any of its Subsidiaries, or to the Knowledge of Evans, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.  Evans Disclosure Schedule 3.22(a) identifies (x) each Loan that as of June 30, 2024 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Evans or any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of Evans that as of June 30, 2024 was classified as other real estate owned (“OREO”) and the book value thereof.

(b)          Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected, and (iii) to the Knowledge of Evans, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)          The loan documents with respect to each Loan were in material compliance with applicable laws and regulations and Evans’s or the applicable Subsidiary’s lending policies at the time of origination of such Loans and are complete and correct in all material respects.

(d)          Except as set forth in Evans Disclosure Schedule 3.22(d), none of Evans or any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Evans or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of Evans or any of its Subsidiaries.

Section 3.23        Tangible Properties and Assets.

(a)          Evans Disclosure Schedule 3.23(a) sets forth a true, correct and complete list of all real property owned by Evans or any of its Subsidiaries.  Except as set forth in Evans Disclosure Schedule 3.23(a), and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, Evans or the relevant Subsidiary has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, (ii) Liens incurred in the ordinary course of business or imperfections of title, easements and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of any material asset, and (iii) those described and reflected in the Evans Financial Statements.

(b)          Evans Disclosure Schedule 3.23(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which Evans or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”).  Each of the Leases is valid, binding and in full force and effect and, as of the date hereof, neither Evans nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease.  There has not occurred any event and, to Evans’s Knowledge, no condition exists that would constitute a termination event or a material breach by Evans or any of its Subsidiaries of, or material default by Evans or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease, and to Evans’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease.  Except as set forth on Evans Disclosure Schedule 3.23(b), there is no pending or, to Evans’s Knowledge, threatened proceeding, action or governmental or regulatory investigation of any nature by any Governmental Authority with respect to the real property that Evans or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain.  Each of Evans and its Subsidiaries has paid all rents and other charges to the extent due under the Leases.

Section 3.24        Intellectual Property.  Evans Disclosure Schedule 3.24 sets forth a true, complete and correct list of all Evans Intellectual Property owned or purported to be owned by Evans.  Evans owns or has a valid license to use all Evans Intellectual Property necessary to the conduct of the business of Evans, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates).  Evans Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Evans and its Subsidiaries as currently conducted.  Evans Intellectual Property owned by Evans or any of its Subsidiaries, and to the Knowledge of Evans, all other Evans Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and none of Evans or any of its Subsidiaries has received notice challenging the validity or enforceability of Evans Intellectual Property.  To the Knowledge of Evans, the conduct of the business of Evans and its Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party.  The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of the right of Evans or any of its Subsidiaries to own or use any of the Evans Intellectual Property.

Section 3.25        Fiduciary Accounts.  Except as set forth in Evans Disclosure Schedule 3.25, since January 1, 2022, each of Evans and its Subsidiaries has properly administered all accounts for which it is or was a fiduciary, including but not limited to accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Evans nor any of its Subsidiaries nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.26        Insurance.

(a)          Evans Disclosure Schedule 3.26(a) identifies all of the material insurance policies, binders, or bonds currently maintained by Evans or any of its Subsidiaries, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder.  Each of Evans and its Subsidiaries is insured, and during each of the past three (3) calendar years has been insured against such risks and in such amounts as the management of Evans reasonably has determined to be prudent in accordance with industry practices and has maintained all insurance required by applicable laws and regulations.  All the Insurance Policies are in full force and effect, none of Evans or any of its Subsidiaries is in material default thereunder and all claims thereunder have been filed in due and timely fashion.

(b)          Evans Disclosure Schedule 3.26(b) sets forth a true, correct and complete description of all bank-owned life insurance (“BOLI”) owned by Evans or any of its Subsidiaries, including the value of BOLI as of the end of the most recent month for which a statement is available prior to the date hereof.  The value of such BOLI is fairly and accurately reflected in the Evans Financial Statements in accordance with GAAP.

Section 3.27        Antitakeover Provisions.  No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 3.28        Fairness Opinion.  The Evans Board has received the written opinion of Piper Sandler & Co. to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of Evans Stock from a financial point of view.

Section 3.29        Proxy Statement/Prospectus.  As of the date of the Proxy Statement/Prospectus and the date of the meeting of the shareholders of Evans to which such Proxy Statement/Prospectus relates, the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation and warranty is made with respect to information relating to NBT and its Subsidiaries included in the Proxy Statement/Prospectus.

Section 3.30        CRA, Anti-money Laundering and Customer Information Security.  Neither Evans nor Evans Bank is a party to any agreement with any individual or group regarding CRA matters and, except as set forth in Evans Disclosure Schedule 3.30, neither Evans nor Evans Bank has any Knowledge of, nor has Evans or Evans Bank been advised of or has any reason to believe that any facts or circumstances exist, which would cause Evans or Evans Bank: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by Bank Regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Chapter X), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Evans pursuant to 12 C.F.R. Part 208, Subpart J, Appendix D.  Furthermore, the Evans Board has adopted, and Evans has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

Section 3.31        Transactions with Affiliates.  Except as set forth on Evans Disclosure Schedule 3.31, there are no outstanding amounts payable to or receivable from, or advances by Evans or any of its Subsidiaries to, and neither Evans nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder owning five percent (5%) or more of the outstanding Evans Stock, director, employee or Affiliate of Evans or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with Evans or any of its Subsidiaries or other than in the ordinary course of Evans Bank’s business.  All transactions, agreements and relationships between Evans and any Subsidiary and any Affiliates, shareholders, directors or officers of Evans and any Subsidiary comply, to the extent applicable, with Regulation W and Regulation O of the FRB.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NBT AND NBT BANK

As a material inducement to Evans to enter into this Agreement and to consummate the transactions contemplated hereby, NBT and NBT Bank hereby make to Evans and Evans Bank the representations and warranties contained in this Article IV, provided, however, that NBT shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Article IV, has had or is reasonably likely to have, a Material Adverse Effect (disregarding for purposes of this proviso any materiality or Material Adverse Effect qualification or exception contained in any representation or warranty). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 4.04 shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Section 4.02, 4.05, 4.06, 4.07, 4.13(a), 4.14, and 4.21 shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 4.09 shall be deemed untrue and incorrect if not true and correct in all respects.

Section 4.01        Making of Representations and Warranties.  Except as set forth in the NBT Disclosure Schedule and the NBT SEC Documents, and subject to the preceding introductory paragraph of this Article IV, NBT hereby represents and warrants to Evans that the statements contained in this Article IV are correct as of the date of this Agreement and will be correct as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 4.02        Organization, Standing and Authority of NBT. NBT is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly registered as a financial holding company under the BHC Act.  NBT is duly licensed or qualified to do business in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NBT.  The Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws of NBT, copies of which have been made available to Evans, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.03        Organization, Standing and Authority of NBT Bank.  NBT Bank is a federally-chartered national bank duly organized, validly existing and in good standing under the laws of the United States.  NBT Bank’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by NBT Bank when due. NBT Bank’s primary federal bank regulator is the OCC. NBT Bank is a member in good standing of the FHLBNY and, as of June 30, 2024, owns the requisite amount of stock of the FHLBNY as set forth on NBT Disclosure Schedule 4.03.  The Amended and Restated Articles of Association and Second Amended and Restated Bylaws of NBT Bank, copies of which have been made available to Evans, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.04        NBT Capital Stock.  The authorized capital stock of NBT consists of 100,000,000 shares of NBT Stock, of which 53,974,492 shares are issued and 47,172,584 shares are outstanding as of the date hereof, and 2,500,000 shares of preferred stock, par value $0.01 per share, of which no shares are outstanding as of the date hereof.  As of the date hereof, 6,801,908 shares of NBT Stock are held in treasury by NBT.  The outstanding shares of NBT Stock have been duly authorized and validly issued and are fully paid and non-assessable.  Except for the NBT Stock to be issued pursuant to this Agreement and outstanding equity awards issued under any NBT Benefit Plan, NBT does not have any Rights issued or outstanding with respect to NBT Stock and NBT does not have any commitments to authorize, issue or sell any NBT Stock or Rights.

Section 4.05        Subsidiaries.  Except as set forth on NBT Disclosure Schedule 4.05, NBT does not, directly or indirectly, own or control any Affiliate.  Except as disclosed on NBT Disclosure Schedule 4.05, NBT does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by NBT has not been conducted through any other direct or indirect Subsidiary or Affiliate of NBT.  No such equity investment identified in NBT Disclosure Schedule 4.05 is prohibited by the applicable federal or state laws and regulations.  All of the issued and outstanding shares of NBT Bank Stock have been duly authorized and validly issued, are fully paid and non-assessable, are owned by NBT free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and were not issued in violation of any preemptive rights. NBT Bank does not have any Rights issued or outstanding with respect to NBT Bank Stock and NBT Bank does not have any commitment to authorize, issue or sell any capital stock of NBT Bank Stock or Rights thereto.

Section 4.06        Corporate Power; Minute Books.  Each of NBT and NBT Bank has the corporate or other power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of NBT and NBT Bank has the corporate or other power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities.  The minute books of NBT contain true, complete and accurate records, in all material respects, of all meetings and other corporate actions held or taken by shareholders of NBT and the NBT Board (including committees of the NBT Board). The minute books of NBT Bank contain true, complete and accurate records, in all material respects, of all meetings and other corporate actions held or taken by shareholders of NBT Bank and the NBT Bank Board (including committees of the NBT Bank Board).

Section 4.07        Execution and Delivery.  This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of NBT and NBT Bank and each of their respective Boards of Directors on or prior to the date hereof.  No vote of the shareholders of NBT is required by law, the Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws of NBT or otherwise to approve this Agreement, or issue shares of NBT and the transactions contemplated hereby. Each of NBT and NBT Bank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Evans and Evans Bank, this Agreement is a valid and legally binding obligation of each of NBT and NBT Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.08        Regulatory Approvals; No Defaults.

(a)          No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by NBT or any of its Subsidiaries in connection with the execution, delivery or performance by NBT or NBT Bank of this Agreement or to consummate the transactions contemplated hereby, except for filings of applications, notices or waiver requests, and consents, approvals or waivers described in Section 4.08(b).  As of the date hereof, NBT has no Knowledge of any reason why the approvals set forth above and referred to in Section 6.01(a) will not be received in a timely manner.

(b)          Subject to the receipt of all consents, approvals, waivers or non-objections of a Governmental Authority required to consummate the transactions contemplated by this Agreement, including, without limitation, (1) approvals, waivers or non-objections of each of the FRB and the OCC, as required (“Regulatory Approvals”), (2) the required filings under federal and state securities laws, (3) the declaration of effectiveness of the Merger Registration Statement by the SEC, and (4) approval of the listing of NBT Stock to be issued in connection with the Merger on NASDAQ, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by NBT and NBT Bank do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination, or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of NBT or of any of its Subsidiaries or to which NBT or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, the Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws of NBT or other organizational documents of NBT or NBT Bank, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement, except, in the case of clauses (i) and (iii), for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on NBT or NBT Bank.

(c)          As of the date of this Agreement, NBT has no Knowledge of any reasons relating to NBT or NBT Bank (including, without limitation, compliance with the CRA or the USA PATRIOT Act) why any of the Regulatory Approvals shall not be received from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement.

Section 4.09        Absence of Certain Changes or Events.  Since December 31, 2023, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on NBT and its Subsidiaries taken as a whole.

Section 4.10        SEC Documents; Financial Statements; and Financial Controls and Procedures.

(a)           NBT’s Annual Report on Form 10-K, as amended through the date of this Agreement, for the fiscal year ended December 31, 2023 (the “NBT 2023 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by NBT or any of its Subsidiaries subsequent to January 1, 2024, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “NBT SEC Documents”), with the SEC, and all of the NBT SEC Documents filed with the SEC after the date of this Agreement, in the form filed or to be filed, (i) complied or will comply as to form in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such NBT SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such NBT SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of NBT and its Subsidiaries contained in the NBT 2023 Form 10-K and, except for liabilities reflected in NBT SEC Documents filed prior to the date of this Agreement or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2023, neither NBT nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto. The books and records of NBT have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned or been dismissed as independent public accountants of NBT as a result of or in connection with any disagreements with NBT on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          NBT and each of its Subsidiaries, officers and directors are in compliance with, and have complied in all material respects, with (1) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act, and (2) the applicable listing and corporate governance rules and regulations of NASDAQ.  NBT (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the NBT Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect NBT’s ability to record, process, summarize and report financial data and, (B) any fraud, whether or not material, that involves management or other employees who have a significant role in NBT’s internal control over financial reporting.

Section 4.11        Regulatory Matters.

(a)          Each of NBT and NBT Bank has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2022 with any Governmental Authority and has paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by any Governmental Authority in the regular course of the business of NBT and/or NBT Bank, no Governmental Authority has initiated any proceeding, or to the Knowledge of NBT, investigation into the business or operations of NBT and/or NBT Bank, since January 1, 2022.  There is no unresolved violation or matter requiring attention by any Governmental Authority with respect to any report or statement relating to any examinations of NBT Bank. Each of NBT and NBT Bank is “well-capitalized” as defined in applicable laws and regulations, and NBT Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(b)          Since January 1, 2022, NBT has timely filed with the SEC and NASDAQ all documents required by the Securities Act and the Exchange Act and such documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Act and the Exchange Act.

(c)          Neither NBT, NBT Bank nor any of their respective properties is a party to or is subject to any Regulatory Order from any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or institutions engaged in the insurance of deposits (including, without limitation, the OCC and the FRB) or the supervision or regulation of it.  Neither NBT nor NBT Bank has been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

(d)          Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 4.11 is subject to the limitations of Section 8.10(b) hereof.

Section 4.12        Legal Proceedings.

(a)          Other than as set forth in NBT Disclosure Schedule 4.12, (i) there are no pending or, to the Knowledge of NBT, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against NBT and (ii) to NBT’s Knowledge, there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b)          Neither NBT nor NBT Bank is a party to any, nor are there any pending or, to NBT’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations against NBT or NBT Bank in which, to the Knowledge of NBT, there is a reasonable probability of any material recovery against or other Material Adverse Effect on NBT or any of its Subsidiaries or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c)          There is no injunction, order, judgment or decree imposed upon NBT or any of its Subsidiaries, nor on any of the assets of NBT or any of its Subsidiaries, and, to NBT’s Knowledge, no such action has been threatened against NBT of any of its Subsidiaries.

(d)          Neither NBT nor NBT Bank has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting), any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

(e)          Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 4.12 is subject to the limitations of Section 8.10(b) hereof.

Section 4.13        Compliance With Laws.

(a)          Each of NBT and its Subsidiaries is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Investment Company Act of 1940, as amended, the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the USA PATRIOT Act, and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

(b)          Each of NBT and its Subsidiaries has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licensees, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NBT and its Subsidiaries; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to NBT’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c)          Neither NBT nor its Subsidiaries has received, since January 1, 2022, notification or communication from any Governmental Authority (i) asserting that it is not in material compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to NBT’s Knowledge, do any grounds for any of the foregoing exist).

(d)          Since January 1, 2022, NBT has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in all material respects in compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, the Finance Laws, and with all applicable origination, servicing and collection practices with respect to any loan or credit extension by such entity.  In addition, there is no pending or, to the Knowledge of NBT, threatened charge by any Governmental Authority that NBT has violated, nor any pending or, to NBT’s Knowledge, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

(e)          Without limiting the generality of Section 8.10(b), the parties acknowledge that this Section 4.13 is subject to the limitations of Section 8.10(b) hereof.

Section 4.14        Brokers.  Neither NBT nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that NBT has engaged, and will pay a financial analysis fee to, Stephens, Inc.

Section 4.15          Employee Benefit Plans.

(a)          All benefit and compensation plans, contracts, policies or arrangements maintained, sponsored or contributed to by NBT or any of its Subsidiaries covering current or former employees of NBT or any of its Subsidiaries and current or former directors of NBT or any of its Subsidiaries (collectively, the “NBT Benefit Plans”) are in compliance with all applicable laws, including ERISA and the Code, in all material respects.

(b)          Each NBT Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “NBT Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination (or, if applicable, opinion or advisory) letter from the IRS, and to the Knowledge of NBT, there are no circumstances likely to result in revocation of any such favorable determination (or, if applicable, opinion or advisory) letter or the loss of the qualification of such NBT Pension Plan under Section 401(a) of the Code.  Other than as set forth in NBT Disclosure Schedule 4.15(b), there is no pending or, to NBT’s Knowledge, threatened claim, action, suit, litigation, proceeding, arbitration, mediation, investigation or audit relating to the NBT Benefit Plans (other than routine claims for benefits in the normal course).  NBT has not engaged in a transaction with respect to any NBT Benefit Plan or NBT Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject NBT to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c)          Neither NBT nor any entity which is considered to be one employer with NBT under Section 4001 of ERISA or Section 414 of the Code maintains, sponsors, participates in or contributes to (or has any obligation to contribute to), or has ever maintained, sponsored, participated in or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to any plan subject to Title IV of ERISA, including any “multiemployer plan,” as defined in Section 3(37) of ERISA.

Section 4.16        Labor Matters.  None of NBT or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is NBT or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel NBT or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to NBT’s Knowledge, threatened, nor is NBT or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 4.17        Tax Matters.

(a)          NBT and its Subsidiaries have filed all income and other material Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed.  All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations.  All Taxes due and owing by NBT (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of NBT and which NBT is contesting in good faith.  NBT is not the beneficiary of any extension of time within which to file any Tax Return, and neither NBT nor any of its Subsidiaries currently has any open tax years other than those with respect to which the statute of limitations has not expired.  No claim has ever been made by an authority in a jurisdiction where NBT does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of NBT.

(b)          Each of NBT and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party, and has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

(c)          No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of NBT are pending with respect to NBT.  NBT has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where NBT has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against NBT.

Section 4.18         Loans; Nonperforming Assets.

(a)          Except as set forth in NBT Disclosure Schedule 4.18(a), as of June 30, 2024, none of NBT or any of its Subsidiaries is a party to any written or oral (i) Loan under the terms of which the obligor was, as of June 30, 2024, over sixty (60) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of NBT or any of its Subsidiaries, or to the Knowledge of NBT, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.  NBT Disclosure Schedule 4.18(a) identifies (x) each Loan that as of June 30, 2024 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by NBT or any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of NBT that as of June 30, 2024 was classified as OREO and the book value thereof.

(b)          Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of NBT, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)          The loan documents with respect to each Loan were in material compliance with applicable laws and regulations and NBT’s or the applicable Subsidiary’s lending policies at the time of origination of such Loans and are complete and correct in all material respects.

Section 4.19        Deposit Insurance.  The deposits of NBT Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act to the fullest extent permitted by law, and NBT Bank has paid all premiums and assessments and filed all reports required by the Federal Deposit Insurance Act.  No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of NBT, threatened.

Section 4.20        NBT Stock.  The shares of NBT Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 4.21        Antitakeover Provisions.  No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 4.22        Proxy Statement/Prospectus.  As of the date of the Proxy Statement/Prospectus, the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation and warranty is made with respect to information relating to Evans and its Subsidiaries included in the Proxy Statement/Prospectus.

Section 4.23        Investment Securities.  Each of NBT and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Evans or any Subsidiary.

Section 4.24        CRA, Anti-money Laundering and Customer Information Security.  Neither NBT nor NBT Bank is a party to any agreement with any individual or group regarding CRA matters and neither NBT nor NBT Bank has any Knowledge of, nor has NBT or NBT Bank been advised of or has any reason to believe that any facts or circumstances exist, which would cause NBT or NBT Bank: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by Bank Regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Chapter X), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by NBT pursuant to 12 C.F.R. Part 208, Subpart J, Appendix D.  Furthermore, the NBT Board has adopted, and NBT has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

Section 4.25        Insurance.  Each of NBT and its Subsidiaries is insured, and during each of the past three (3) calendar years has been insured against such risks and in such amounts as the management of NBT reasonably has determined to be prudent in accordance with industry practices and has maintained all insurance required by applicable laws and regulations.  All material insurance policies of NBT are in full force and effect, none of NBT or any of its Subsidiaries is in material default thereunder and all claims thereunder have been filed in due and timely fashion.

ARTICLE V

COVENANTS

Section 5.01        Covenants of Evans.  During the period from the date of this Agreement and continuing until the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Evans Disclosure Schedule) or with the prior written consent of NBT (such consent not to be unreasonably delayed, conditioned or withheld), Evans and Evans Bank shall carry on their respective businesses in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations.  Evans and Evans Bank will use their respective reasonable best efforts to (i) preserve their business organizations intact, (ii) keep available to Evans, Evans Bank and NBT the present services of the current officers and directors of Evans and any of its Subsidiaries and (iii) preserve for themselves and NBT the goodwill of the customers of Evans and Evans Bank and others with whom business relationships exist.  Without limiting the generality of the foregoing, and except as set forth in the Evans Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing by NBT (such consent not to be unreasonably delayed, conditioned or withheld) or if required by any Bank Regulator, Evans and Evans Bank shall not:

(a)          Capital Stock.  Except as set forth in Evans Disclosure Schedule 5.01(a), (i) issue, sell or otherwise permit to become outstanding, or authorize the creation or reservation of, any additional shares of capital stock or any Rights, other than capital stock upon the vesting or exercise of any Evans Options, Evans Restricted Stock or Evans RSUs and outstanding as of the date hereof in accordance with the terms and conditions thereof as in effect on the date hereof and listed in the Evans Disclosure Schedule, including in connection with “net settling” any outstanding awards, (ii) permit any additional shares of capital stock to become subject to grants of employee, director or other stock options, warrants or other Rights, or (iii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any Evans Stock, or obligate itself to purchase, retire or redeem, any of its shares of Evans Stock (except to the extent necessary to effect a cashless exercise of Evans Options or net settlement of Evans Restricted Stock or Evans RSUs, in each case outstanding on the date hereof and listed in the Evans Disclosure Schedule, in accordance with the terms and conditions thereof as in effect on the date hereof).

(b)          Dividends; Etc.  (i) Except for Evans’s regularly semi-annual dividends of up to $0.66 per share, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Evans Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock. Evans shall not change its record date for payment of its semi-annual dividend from the record dates established in the prior year in a manner that is inconsistent with past practice; provided, however, that after the date hereof, Evans shall coordinate with NBT regarding the declaration of any dividends in respect of Evans Stock and the record dates and payment dates relating thereto, and it is agreed that Evans and NBT shall take such actions as are necessary to ensure that if either the holders of Evans Stock or the holders of NBT Stock receive a dividend for a particular period prior to the Closing Date, then the holders of NBT Stock or the holders of Evans Stock, respectively, shall also receive a dividend for such period, whether in full or pro-rated for the applicable period, as necessary to result in the holders of Evans Stock and the holders of NBT Stock receiving dividends covering the same periods prior to the Closing Date.

(c)          Compensation; Employment Agreements, Etc.  Except as provided for on Evans Disclosure Schedule 5.01(c), enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer, employee or other individual service provider of Evans, Evans Bank or any of their Subsidiaries or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments or accelerate the vesting, payment or funding of any compensation or benefits, except (i) for normal increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall be more than four percent (4%) with respect to any individual employee and all such increases in the aggregate shall not exceed three and a half percent (3.5%) of total compensation, (ii) as required under applicable law, the terms of this Agreement or the terms of any Evans Benefit Plan in effect on the date hereof, (iii) cash contributions to the Evans 401(k) Plan in the ordinary course of business consistent with past practice, (iv) payment, in the ordinary course of business consistent with past practice, of 2024 monthly, quarterly, annual cash bonuses; (v) payment, in the ordinary course of business consistent with past practice, of 2025 monthly, quarterly, annual cash bonuses at a target level of performance, as applicable, and on a pro-rated basis from January 1, 2025 through the Closing Date; and (vi) as set forth in Evans Disclosure Schedule 5.01(a).

(d)          Hiring.  Hire any person as an employee of Evans or any of its Subsidiaries or promote any employee to a position of Vice President or above or to the extent such hire or promotion would increase any severance obligation, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Evans Disclosure Schedule 5.01(d), (ii) persons hired to fill any vacancies arising after the date hereof at an annual salary of less than $75,000 and whose employment is terminable at the will of Evans or Evans Bank, as applicable, and (iii) as otherwise set forth on Evans Disclosure Schedule 5.01(d); provided, however, that Evans or Evans Bank must provide notice to NBT within five (5) Business Days following the hiring of any persons hired to fill a vacancy.

(e)          Benefit Plans.  Except as provided for on Evans Disclosure Schedule 5.01(e), enter into, establish, amend, modify or terminate any Evans Benefit Plan or adopt an arrangement that would constitute an Evans Benefit Plan, except (i) as may be required by applicable law or the terms of this Agreement, subject to the provision of prior written notice and consultation with respect thereto to NBT, or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Evans Disclosure Schedule 5.01(e).

(f)          Transactions with Affiliates.  Except any agreements or arrangements in effect on the date hereof, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act or in Regulation W of the Federal Reserve Act of 1913) of any of its officers or directors other than compensation in the ordinary course of business consistent with past practice.

(g)          Dispositions.  Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to Evans taken as a whole.

(h)          Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(i)          Capital Expenditures.  Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $100,000 in the aggregate.

(j)          Governing Documents.  Amend the Certificate of Incorporation, as amended, or the Amended and Restated Bylaws of Evans, or similar governing documents of Evans or Evans Bank.

(k)          Accounting Methods.  Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable laws or regulations or GAAP or by a Bank Regulator.

(l)          Contracts.  Except in the ordinary course of business consistent with past practice or as otherwise expressly permitted by this Agreement, enter into, amend, modify, renew or terminate any Material Contract. Evans shall notify NBT within thirty (30) days of the entry, amendment, modification, renewal or termination of any Material Contract permitted by this Section 5.01(l).

(m)          Claims.  Except as set forth in Evans Disclosure Schedule 5.01(m), enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Evans or Evans Bank is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Evans or Evans Bank of an amount which exceeds $50,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of Evans or Evans Bank; provided, however, that Evans or Evans Bank may not enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation for which Evans or Evans Bank has not provided notice to NBT of the existence of such action, suit, proceeding, order or investigation.

(n)          Banking Operations.  Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(o)          Derivative Transactions.  Except in the ordinary course of business consistent with past practice, enter into any Derivative Transactions.

(p)          Indebtedness.  Incur any indebtedness for borrowed money or other liabilities (including brokered deposits and wholesale funding), federal funds purchased, borrowings from the FHLBB and securities sold under agreements to repurchase, each with a duration exceeding one (1) year, other than in the ordinary course of business consistent with past practice, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(q)          Investment Securities.  Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not in accordance with Evans’s investment policy or (ii) any debt security, including mortgage-backed and mortgage related securities, other than U.S. government and U.S. government agency securities with final maturities not greater than five years or mortgage-backed or mortgage related securities which would not be considered “high risk” securities under applicable regulatory pronouncements, in each case purchased in the ordinary course of business consistent with past practice; or restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which such portfolio or any securities therein are classified under GAAP or reported for regulatory purposes.

(r)          Loans.  Except to satisfy contractual obligations existing as of the date hereof and set forth on Evans Disclosure Schedule 5.01(r), (i) make or purchase any new Loan, in an amount in excess of $7.5 million for a commercial real estate loan, $7.5 million for a commercial business loan, $7.5 million for a construction loan or $2 million for a residential real estate loan, or (ii) renegotiate, renew, extend or modify any Loan, in an amount in excess of $10 million for a commercial real estate loan, $10 million for a commercial business loan, $10 million for a construction loan or $2 million for a residential real estate loan.  For purposes of this Section 5.01(r), consent shall be deemed given unless NBT objects within two (2) Business Days of receiving a notification from Evans.

(s)          Investments in Real Estate.  Make any equity investment or equity commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(t)          Taxes.  Make or change any material Tax election, file any materially amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any adjustment of any material Tax attribute, file any material claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment.

(u)          Compliance with Agreements.  Commit any act or omission which constitutes a material breach or default by Evans or Evans Bank under any agreement with any Governmental Authority or under any Material Contract, Lease or other material agreement or material license to which it is a party or by which it or its properties is bound.

(v)          Environmental Assessments.  Foreclose on or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose on any commercial real estate if such environmental assessment indicates the presence of a Hazardous Substance in amounts which, if such foreclosure were to occur, would be material.

(w)          Insurance.  Cause or allow the loss of insurance coverage maintained by Evans that would have a Material Adverse Effect on Evans, unless replaced with coverage which is substantially similar (in amount and insurer) to that now in effect.

(x)          Liens.  Discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices.

(y)          Adverse Actions.  Take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a material delay of the approval or completion of the Merger, except, in each case, as may be required by applicable law or regulation or by a Bank Regulator.

(z)          Commitments.  Enter into any contract with respect to, or otherwise agree or commit to do, any of the actions set forth in clauses (a) through (y) above.

Section 5.02        Covenants of NBT.  NBT will, and it will cause each of its Subsidiaries to, (i) carry on its business in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations and (ii) use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises. From the date hereof until the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Evans, NBT will not, and will cause each of its Subsidiaries not to:

(a)          Adverse Actions.  Take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) a material violation of any provision of this Agreement except, (iv) preventing the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (v) preventing or adversely affecting or delaying the ability of the parties to obtain the Regulatory Approvals or other approvals of any Governmental Authority required for the transaction contemplated hereby, in each case, as may be required by applicable law or regulation or by a Bank Regulator.

(b)          Capital Stock. Grant, issue, deliver or sell any additional shares of capital stock or Rights; provided, however, that NBT may (i) grant equity awards pursuant to its employee benefit plans as required by any NBT employee benefit plan or in the ordinary course consistent with past practice, (ii) issue capital stock upon the vesting or exercise of any equity awards granted pursuant to a NBT employee benefits plan outstanding as of the date hereof in accordance with the terms and conditions thereof as in effect on the date hereof, including in connection with “net settling” any outstanding awards, and (iii) issue NBT capital stock in connection with the transactions contemplated hereby.

(c)          Dividends; Etc. Other than in the ordinary course of business consistent with past practice or in connection with the transactions contemplated hereby, make, declare, pay or set aside for payment any stock dividend on or in respect of, or declare or make any distribution on any shares of NBT Stock; or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock. NBT shall not change its record date for payment of its quarterly dividend from the record date established in the prior year’s quarter in a manner that is inconsistent with past practice.

(d)          Amending Governing Documents. Amend the Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws of NBT in a manner that would materially and adversely affect the holders of Evans Stock, as prospective holders of NBT Stock, relative to other holders of NBT Stock.

(e)          Commitments.  Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.03        Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, and otherwise to enable consummation of the transactions contemplated by this Agreement, including the satisfaction of the conditions set forth in Article VI hereof, and shall cooperate fully with the other parties hereto to that end.

Section 5.04        Shareholder Approval. Evans agrees to take, in accordance with applicable law and the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of Evans, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Evans’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “Evans Meeting”) and, subject to Section 5.05 and Section 5.11, shall take all lawful action to solicit such approval by such shareholders.  Evans agrees to use its best efforts to convene the Evans Meeting within fifty (50) days after the initial mailing of the Proxy Statement/Prospectus to shareholders of Evans.  Except with the prior approval of NBT, no other matters shall be submitted for the approval of Evans shareholders at the Evans Meeting.  The Evans Board shall at all times prior to and during the Evans Meeting recommend adoption of this Agreement by the shareholders of Evans (the “Evans Recommendation”) and shall not withhold, withdraw, amend or modify such recommendation in any manner adverse to NBT or take any other action or make any other public statement inconsistent with such recommendation, except as and to the extent expressly permitted by Section 5.11.

Section 5.05        Merger Registration Statement; Proxy Statement/Prospectus.  For the purposes of (x) registering NBT Stock to be offered to holders of Evans Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (y) holding the Evans Meeting, NBT shall draft and prepare, and Evans shall cooperate in the preparation of, a registration statement on Form S-4 for the registration of the shares to be issued by NBT in the Merger (the “Merger Registration Statement”), including the Proxy Statement/Prospectus.  NBT shall provide Evans and its counsel with appropriate opportunity to review and comment on the Merger Registration Statement and Proxy Statement/Prospectus prior to the time they are initially filed with the SEC or any amendments that are filed with the SEC. NBT shall use its reasonable best efforts to file the Merger Registration Statement with the SEC within forty-five (45) days after the date hereof. Each of NBT and Evans shall use its reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and shall thereafter promptly mail the Proxy Statement/Prospectus to Evans’s shareholders.  NBT shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Evans shall furnish to NBT all information concerning Evans and the holders of Evans Stock as may be reasonably requested in connection with such action.

Section 5.06        Cooperation and Information Sharing.  Evans shall provide NBT with any information concerning Evans that NBT may reasonably request in connection with the drafting and preparation of the Merger Registration Statement and Proxy Statement/Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Merger Registration Statement or Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information. NBT shall promptly provide to Evans copies of all correspondence between it or any of its representatives and the SEC. NBT shall provide Evans and its counsel with appropriate opportunity to review and comment on all amendments and supplements to the Merger Registration Statement and Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC.  Each of NBT and Evans agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC, and to cause the Proxy Statement/Prospectus and all required amendments and supplements thereto, to be mailed to the holders of Evans Stock entitled to vote at the Evans Meeting at the earliest practicable time.

Section 5.07        Supplements or Amendment.  Evans and NBT shall promptly notify the other party if at any time it becomes aware that the Proxy Statement/Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  In such event, Evans shall cooperate with NBT in the preparation of a supplement or amendment to such Proxy Statement/Prospectus which corrects such misstatement or omission, and NBT shall file an amended Merger Registration Statement with the SEC, and Evans shall mail an amended Proxy Statement/Prospectus to its shareholders.

Section 5.08        Regulatory Approvals.  Each of Evans and NBT will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to affect all necessary filings and to obtain all necessary permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and NBT shall use its reasonable best efforts to make any initial application filings with Governmental Authorities within forty-five (45) days from the date hereof.  Evans and NBT will furnish each other and each other’s counsel with all information concerning their respective entities, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the filing of the Proxy Statement/Prospectus and any application, petition or any other statement or application made by or on behalf of NBT or Evans to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement.  Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority.  In addition, NBT and Evans shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

Section 5.09         Press Releases.  Evans and NBT shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statements (including written employee and customer communications required to be filed under the Securities Act or the Exchange Act) without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law.  Evans and NBT shall cooperate to develop all public announcement materials and written employee and customer communications required to be filed under the Securities Act or the Exchange Act and make appropriate management available at presentations related to this Agreement as reasonably requested by the other party.

Section 5.10        Access; Information.

(a)          Evans agrees that upon reasonable notice and subject to applicable laws, it shall afford NBT and its designated authorized officers, employees, counsel, accountants and other authorized representatives such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), minute books of Evans’s board of directors and any committees thereof (other than minutes that discuss any of the transactions contemplated by this Agreement or any confidential supervisory information), properties and personnel of Evans and to such other information relating to Evans as NBT may reasonably request and, during such period, it shall furnish promptly to NBT all information concerning the business, properties and personnel of Evans as NBT may reasonably request. NBT may hire, at its expense, a mutually-agreeable third party consultant to perform cybersecurity system testing and monitoring (based on a mutually-agreeable project scope and terms) in order to confirm that the Evans’ technology systems are free of security breaches and, if necessary, provide remediation and notices related thereto. NBT and Evans shall each receive the results of the testing and reasonably coordinate their efforts on any potential remediation and notices. NBT shall use commercially reasonable efforts to minimize any interference with Evans’s regular business operations during any such access to Evans’s employees, property, books and records.

(b)          In furtherance of the foregoing, Evans shall, on a monthly basis, provide to NBT a report setting forth (i) Evans Bank’s commercial construction loan and residential construction loan activity, including information regarding loan applications, loan approvals and loan performance, as well as any additional information as NBT may reasonably request regarding such loans, and (ii) a list of all commercial real estate loans and commercial business loans approved during the period covered by the report, as well as any additional information as NBT may reasonably request regarding such loans.

(c)          Evans shall keep NBT reasonably apprised of the status of any legal proceeding involving Evans or any of its Subsidiaries and shall notify NBT of any change in status of such legal proceeding (including, without limitation, any filings, hearings or settlement negotiations) within five Business Days of such change. NBT shall keep Evans reasonably apprised of the status of any material legal proceeding involving NBT or any of its Subsidiaries and shall notify Evans of any change in status of such legal proceeding (including, without limitation, any hearings or settlement negotiations) within five Business Days of such change.

(d)          All information furnished to NBT by Evans pursuant to Section 5.10(a) shall be subject to, and NBT shall hold all such information in confidence in accordance with, the provisions of the letter agreement, dated as of June 23, 2024, by and between Evans and NBT (the “Confidentiality Agreement”).

(e)          Notwithstanding anything to the contrary contained in this Section 5.10, in no event shall NBT have access to any information that, based on advice of Evans’s counsel, would: (a) reasonably be expected to waive any material legal privilege; (b) result in the disclosure of any trade secrets of third parties; or (c) violate any obligation of Evans with respect to confidentiality so long as, with respect to confidentiality, to the extent specifically requested by NBT, Evans has made commercially reasonable efforts to obtain a waiver regarding the possible disclosure from the third party to whom it owes an obligation of confidentiality.  All requests made pursuant to this Section 5.10 will be directed to an executive officer of Evans or such Person or Persons as may be designated by Evans. No investigation by NBT of the business and affairs of Evans shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to the obligations of NBT to consummate the transactions contemplated by this Agreement.

Section 5.11         No Solicitation by Evans.

(a)          Evans shall not, and shall cause its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of Evans (collectively, the “Evans Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than NBT) any confidential or non-public information or data with respect to Evans or otherwise relating to an Acquisition Proposal; or (iii) without the prior written consent of NBT, release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Evans is a party. Evans shall, and shall cause each of the Evans Representatives to immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

(b)          Notwithstanding Section 5.11(a), prior to the Evans Meeting, Evans may take any of the actions described in clause (ii) of Section 5.11(a) if, but only if, (i) Evans has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.11; (ii) the Evans Board determines in good faith, (A) after consultation with its outside legal counsel and, with respect to financial matters, its independent financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) after consultation with its outside legal counsel, and with respect to financial matters, its financial advisors, determines in good faith that it is required to take such actions to comply with its fiduciary duties under applicable law; (iii) Evans has provided NBT with at least 48 hours’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Evans or otherwise relating to an Acquisition Proposal, Evans receives from such Person a confidentiality agreement with terms not materially less favorable to Evans than those contained in the Confidentiality Agreement. In addition, if Evans receives an Acquisition Proposal that constitutes or is reasonably expected to result in a Superior Proposal and Evans has not breached any of the covenants set forth in this Section 5.11, then Evans, or any Evans Representative may, with the prior approval of the Evans Board at a duly called meeting, contact the Person who has submitted (and not withdrawn) such Acquisition Proposal, or any of such Person’s representatives, solely (x) to clarify the terms and conditions of such Acquisition Proposal and (y) if such Acquisition Proposal initially is made orally, to direct such Person to submit the Acquisition Proposal to Evans confidentially in writing. Evans shall promptly provide to NBT any non-public information regarding Evans provided to any other Person which was not previously provided to NBT, such additional information to be provided no later than the date of provision of such information to such other party.

(c)          Evans shall promptly (and in any event orally within one Business Day and in writing within two Business Days) notify NBT if any inquiries, proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Evans or the Evans Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such inquiry, proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such inquiry, proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications)). Evans agrees that it shall keep NBT informed, on a reasonably current basis (and in any event within 24 hours), of the status and terms of any material developments with respect to such inquiry, proposal, offer, information request, negotiations or discussions (including, in each case, any amendments or modifications thereto). Evans shall provide NBT with at least 48 hours’ prior notice of any meeting of the Evans Board at which the Evans Board is reasonably expected to consider any Acquisition Proposal.

(d)          Subject to Section 5.11(e), neither the Evans Board nor any committee thereof shall (i) withdraw, qualify, amend, modify or withhold, or propose to withdraw, qualify, amend, modify or withhold, in a manner adverse to NBT in connection with the transactions contemplated by this Agreement (including the Merger), the Evans Recommendation, fail to reaffirm the Evans Recommendation within five Business Days following a request by NBT, or make any statement, announcement or release, in connection with the Evans Meeting or otherwise, inconsistent with the Evans Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Evans Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Evans to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.11(b)) or (B) requiring Evans to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e)          Notwithstanding anything to the contrary set forth in this Agreement, prior to the Evans Meeting, the Evans Board may withdraw, qualify, amend or modify the Evans Recommendation in connection therewith (a “Evans Subsequent Determination”) and/or terminate this Agreement pursuant to Section 7.01(g)(ii) after the fourth Business Day following NBT’s receipt of a written notice (the “Notice of Superior Proposal”) from Evans advising NBT that the Evans Board intends to determine that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.11) constitutes a Superior Proposal if, but only if, (i) the Evans Board has reasonably determined in good faith, after consultation with outside legal counsel, that it is required to take such actions to comply with its fiduciary duties under applicable law, (ii) during the three Business Day period after receipt of the Notice of Superior Proposal by NBT (the “Notice Period”), Evans and the Evans Board shall have cooperated and negotiated in good faith with NBT to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Evans to proceed with the Evans Recommendation without an Evans Subsequent Determination; provided, however, that NBT shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by NBT since its receipt of such Notice of Superior Proposal, the Evans Board in good faith makes the determination (A) in clause (i) of this Section 5.11(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, Evans shall be required to deliver a new Notice of Superior Proposal to NBT and again comply with the requirements of this Section 5.11(e), except that the Notice Period shall be reduced to two Business Days.  In addition to the foregoing, the Evans Board shall not submit to the vote of its stockholders any Acquisition Proposal other than the Merger at the Evans Meeting.

(f)          Nothing contained in this Section 5.11 shall prohibit Evans or the Evans Board from complying with Evans’s obligations required under Rules 14d-9  and 14e-2(a) promulgated under the Exchange Act or from making any legally required disclosure to Evans’s shareholders; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in the Evans Recommendation unless it is limited to a stop, look and listen communication or the Evans Board reaffirms the Evans Recommendation in such disclosure.

Section 5.12        Certain Policies.  Prior to the Effective Date, Evans shall, consistent with GAAP and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of NBT; provided, however, that Evans shall not be obligated to take any action pursuant to this Section 5.12 unless and until all Regulatory Approvals have been obtained and NBT acknowledges in writing, and Evans is satisfied, that all conditions to Evans’s obligation to consummate the Merger have been satisfied and that NBT shall consummate the Merger in accordance with the terms of this Agreement, and further provided that in any event, no accrual or reserve made by Evans pursuant to this Section 5.12 or the consequences resulting therefrom shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.  The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Evans or its management with any such adjustments, nor any admission that the previously furnished financial statements or information did not fully comply in all respects with GAAP or regulatory requirements.

Section 5.13        Indemnification.

(a)          From and after the Effective Time, NBT (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director and officer of Evans or Evans Bank, as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, amounts paid in settlement, fines, penalties, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and whether formal or informal (each, a “Proceeding”) arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director or officer of Evans or Evans Bank or is or was serving at the request of Evans or Evans Bank as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan of Evans or Evans Bank, including without limitation matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent which such Indemnified Parties would be entitled under the NYBCL or the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of Evans or Evans Bank as in effect on the date hereof (subject to change as required by law), including with respect to the advancement of expenses.  Notwithstanding any other provision of this Section 5.13, the Indemnifying Party shall advance all reasonable costs, expenses and fees (including reasonable attorneys’ fees) incurred by or on behalf of an Indemnified Party in connection with any Proceeding within thirty (30) days after the receipt by the Indemnifying Party of a statement or statements from the Indemnified Party requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall be made in good faith and shall reasonably evidence the costs, expenses and fees incurred by the Indemnified Party (which shall include invoices in connection with such costs, fees and expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditure made that would cause the Indemnified Party to waive any privilege or protection accorded by applicable law shall not be included with the invoice), and shall include or be preceded or accompanied by a written undertaking by or on behalf of the Indemnified Party to repay any costs, expenses or fees advanced if it shall ultimately be determined that the Indemnified Party is not entitled to be indemnified against such costs, expenses or fees. Any advances and undertakings to repay pursuant to this Section 5.13 shall be unsecured and interest free and made without regard to the Indemnified Party’s ability to repay such advances or ultimate entitlement to indemnification.

(b)          Any Indemnified Party wishing to claim indemnification under this Section 5.13, upon learning of any such Proceeding, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party except to the extent that such failure does actually prejudice the Indemnifying Party.  In the event of any such Proceeding (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof with counsel which is reasonably satisfactory to the Indemnified Party and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise actual or potential conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Indemnified Parties), (ii) the Indemnified Parties will reasonably cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations or by a final non-appealable adjudication of an applicable federal or state banking agency or a court of competent jurisdiction.

(c)          Prior to the Effective Time, NBT shall purchase an extended reporting period endorsement under Evans’s existing directors’ and officers’ liability insurance coverage for Evans’s directors and officers in a form acceptable to Evans which shall provide such directors and officers with coverage for six years following the Effective Time for claims made against such directors and officers arising from any act, error or omission by such directors and officers existing or occurring at or prior to the Effective Time of not less than the existing coverage under, and have other terms at least as favorable to, the directors and officers than the directors’ and officers’ liability insurance coverage presently maintained by Evans (provided that NBT may substitute therefor policies which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to Evans’s existing coverage limits), so long as the aggregate cost is not more than 250% of the annual premium currently paid by Evans for such insurance (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, NBT shall use its reasonable best efforts to purchase such lesser coverage as may be obtained with such amount.

(d)          The rights of indemnification and advancement as provided by this Section 5.13 shall not be deemed exclusive of any other rights to which the Indemnified Party may at any time be entitled under the Certificate of Incorporation, as amended, and the Amended and Restated Bylaws of Evans or as provided in applicable law as in effect on the date hereof (subject to change as required by law), any agreement, a vote of stockholders, a resolution of directors of Evans, or otherwise. In the event that an Indemnified Party, pursuant to this Section 5.13, seeks an adjudication of such person’s rights under, or to recover damages for breach of, this Section 5.13, or to recover under any directors’ and officers’ liability insurance coverage maintained by Evans or NBT, the Indemnifying Party shall pay on such Indemnified Party’s behalf, any and all reasonable costs, expenses and fees (including reasonable attorneys’ fees ) incurred by such Indemnified Party in such judicial adjudication, to the fullest extent permitted by law, only to the extent that the Indemnified Party prevails in such judicial adjudication.

(e)          If NBT or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger, or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of NBT shall assume the obligations set forth in this Section 5.13.

Section 5.14        Employees; Benefit Plans.

(a)          Following the Closing Date and except to the extent an alternative treatment is set forth in this Section 5.14, NBT may choose to maintain any or all of the Evans Benefit Plans in its sole discretion, and Evans and Evans Bank shall cooperate with NBT in order to effect any plan terminations to be made as of the Effective Time as set forth in this Section 5.14 and in accordance with the terms of the applicable Evans Benefit Plans and applicable law. For the period commencing at the Effective Time and ending twelve (12) months after the Effective Time (or until the applicable Continuing Employee’s earlier termination of employment), NBT shall provide, or cause to be provided, to each employee of Evans Bank who continues with the Surviving Bank as of the Closing Date (a “Continuing Employee”) (i) a base salary or a base rate of pay at least equal to the base salary or base rate of pay provided to similarly situated employees of NBT or any Subsidiary of NBT (or until the applicable Continuing Employee’s earlier termination of employment), and (ii) other benefits (other than severance or termination pay in order to avoid a duplication of benefits, if applicable) at least substantially comparable in the aggregate to the benefits provided to similarly situated employees of NBT or any Subsidiary of NBT.  For any Evans Benefit Plan terminated for which there is a comparable NBT Benefit Plan of general applicability, NBT shall take all commercially reasonable action so that Continuing Employees shall be entitled to participate in such NBT Benefit Plan to the same extent as similarly-situated employees NBT (it being understood that inclusion of the employees of Evans and Evans Bank in the NBT Benefit Plans may occur at different times with respect to different plans).  NBT shall cause each NBT Benefit Plan in which Continuing Employees are eligible to participate to take into account for purposes of eligibility and vesting under the NBT Benefit Plans (but not for purposes of benefit accrual) the service of such employees with Evans or Evans Bank to the same extent as such service was credited for such purpose by Evans or Evans Bank; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or retroactive application. Nothing herein shall limit the ability of NBT to amend or terminate any of the Evans Benefit Plans or NBT Benefit Plans in accordance with their terms at any time.  Following the Closing Date, NBT shall honor, in accordance with Evans’s policies and procedures in effect as of the date hereof, any employee expense reimbursement obligations of Evans for out-of-pocket expenses incurred during the calendar year in which the Closing occurs by any Continuing Employee and all accrued but unused vacation credited to any Continuing Employee under Evans Benefit Plans.

(b)          Without limiting the generality of Section 5.14(a), prior to the Closing Date, (i) Evans or Evans Bank, as applicable, shall take all actions necessary to terminate the Evans Bancorp, Inc. Executive Severance Plan and Evans Bank Change in Control Severance Plan (together, the “Evans Bank Severance Plan”), and to adopt written resolutions, the form and substance of which shall be reasonably satisfactory to NBT, to terminate such Evans Bank Severance Plan, and (ii) if requested by NBT in writing not less than forty-five (45) days prior to the Closing Date, Evans or Evans Bank, as applicable, shall take all actions necessary to cease contributions to and terminate each Evans Benefit Plan that is intended to qualify under Code Section 401(k) (each, a “Evans 401(k) Plan”), and to adopt written resolutions, the form and substance of which shall be reasonably satisfactory to NBT, to terminate such Evans 401(k) Plan; provided, however, that such termination may be made contingent upon the consummation of the transactions contemplated by this Agreement. In such event, NBT shall take any and all actions as may be required to permit Continuing Employees to participate in a NBT Benefit Plan that is intended to qualify under Code Section 401(k) (an “NBT 401(k) Plan”) immediately following the Closing Date and to permit Continuing Employees to roll over their account balances in the Evans 401(k) Plan, including any participant loans under the Evans 401(k) Plan, into the NBT 401(k) Plan. If requested by NBT in writing at any time following the date of this Agreement, Evans or Evans Bank, as applicable, shall initiate the process to terminate its tax-qualified defined benefit pension plan, with such termination effective as soon as practicable after the Effective Time, and Evans shall keep NBT informed regarding the progress and status of the termination process.

(c)          If employees of Evans or Evans Bank become eligible to participate in a medical, dental, vision, prescription drug, disability plan or life insurance plan of NBT upon termination of such plan of Evans or Evans Bank, NBT shall use all commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable NBT Benefit Plan, (ii) provide credit under such plans for any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation, actively-at-work requirement or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous Evans Benefit Plan prior to the Effective Time; provided, however, NBT shall not cause any coverage of a Continuing Employee or such Continuing Employee’s dependents to terminate under any Evans Benefit Plan which is a health or welfare plan prior to the time such Continuing Employees or such Continuing Employee’s dependents, as applicable, have been offered participation in the health and welfare plans common to all employees of NBT and their dependents, except in the case of a termination of employment or other service.

(d)          From and after the Effective Time, NBT agrees to honor all obligations under the employment agreements, change in control agreements, supplemental executive retirement plans, and similar arrangements as set forth on Evans Disclosure Schedule 5.14(d).  NBT shall assume and honor all Evans Benefit Plans listed on Evans Disclosure Schedule 5.14(d) in accordance with their terms.  Evans Disclosure Schedule 5.14(d) sets forth the names of all participants, the value of each participant’s account balance and the amount of each lump sum or installment payment under the applicable non-qualified deferred compensation plan.

(e)          NBT agrees to pay to each employee of Evans or Evans Bank that is not covered by a written employment or severance agreement and is terminated by NBT or any of its Subsidiaries, without cause, within six (6) months following the Effective Time, a severance payment equal to two (2) weeks of his or her then current base salary multiplied by the number of total completed years of service with Evans or Evans Bank; provided, however, that for vice presidents and above, severance payment shall equal twenty-six (26) weeks of his or her base salary and for all other employees, the minimum severance payment shall equal not less than twelve (12) weeks of his or her base salary and the maximum severance payment shall not exceed twenty-six (26) weeks of his or her base salary; and provided further, that such employee enters into a release of claims in a form reasonably satisfactory to NBT and that such employee does not voluntarily leave employment with Evans or Evans Bank prior to the Effective Time.

(f)          To the extent necessary, NBT and Evans may provide a retention pool as mutually agreed by NBT and Evans to enable NBT and Evans to provide retention incentives to certain employees of Evans or Evans Bank who are not covered by a written employment agreement, the recipients and amounts to be mutually determined by NBT and Evans.  Such retention incentives will be in addition to, and not in lieu of, any severance payment, including the amount that may be paid pursuant to Section 5.14(e).  Such designated employees will enter into retention agreements to be provided by Evans and reasonably acceptable to NBT.

(g)          Notwithstanding anything in this Agreement to the contrary, NBT shall honor and agree to not terminate the Evans Benefit Plans set forth on Evans Disclosure Schedule 5.14(g) and the parties agree that the benefits under such Evans Benefit Plans shall be paid out in accordance with the terms and conditions of such Evans Benefit Plans; provided, however, that Evans or Evans Bank, as applicable, shall take all actions necessary to cease all participant contributions to all such plans following the Closing Date,subject to compliance with Section 409A of the Code, the terms and conditions of such plans and applicable law.

(h)          Nothing contained in this Agreement, expressed or implied, shall (i) give any person, other than the parties hereto, any rights or remedies of any nature whatsoever, including any right to continued employment or service, under or by reason of this Section 5.14, (ii) cause any third party beneficiary rights in any current or former employee, director, other individual service provider of Evans or any of its Subsidiaries to enforce the provisions of this Section 5.14 or any other matter related thereto, or (iii) be construed as an amendment to any Evans Benefit Plan, NBT Benefit Plan, or other employee benefit plan of NBT, NBT Bank, Evans or any of their respective Affiliates, or be construed to prohibit the amendment or termination of any such plan.

(i)          If requested by NBT, Evans shall take all such actions as NBT may request in order to fully and timely comply with any and all requirements of the WARN Act, including providing notices to employees of Evans or any Subsidiary of Evans.

Section 5.15         Notification of Certain Changes.  Each of NBT and Evans shall promptly advise the other party of any change or event having, or which could be reasonably expected to have, a Material Adverse Effect on it or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained herein.  From time to time prior to the Effective Time, but no more frequently than monthly (and no later than the date prior to the Closing Date), each party will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby.  No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining the accuracy of the representations and warranties of the parties contained in Article III and Article IV in order to determine the fulfillment of the conditions set forth in Section 6.02(a) or Section 6.03(a) hereof, as the case may be, or the compliance by Evans or NBT, as the case may be, with the respective covenants and agreements of such parties contained herein.

Section 5.16         Current Information.  During the period from the date of this Agreement to the Effective Time, Evans will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of NBT and to report the general status of the ongoing operations of Evans.  Without limiting the foregoing, Evans agrees to provide NBT a copy of each report filed by Evans with a Governmental Authority within one (1) Business Day following the filing thereof.

Section 5.17        Board Packages.  Evans shall distribute a copy of each Evans Board package, including the agenda and any draft minutes, to NBT at the same time and in the same manner in which it distributes a copy of such packages to the Evans Board; provided, however, that Evans shall not be required to copy NBT on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any third party proposal to acquire control of Evans or any other matter that the Evans Board has been advised of by counsel that such distribution to NBT may violate a confidentiality obligation, any material legal privilege or fiduciary duty or any law or regulation.

Section 5.18        Transition; Informational Systems Conversion.  From and after the date hereof, NBT and Evans shall each use their reasonable best efforts to facilitate the integration of Evans with the business of NBT following consummation of the transactions contemplated by this Agreement, and shall meet on a regular basis to discuss and plan for the conversion of Evans’s data processing and related electronic informational systems (the “Informational Systems Conversion”) to those used by NBT and its Subsidiaries, which planning shall include, but not be limited to: (a) discussion of Evans’s third-party service provider arrangements; (b) non-renewal of personal property leases and software licenses used by Evans in connection with its systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time.  If this Agreement is terminated by NBT and/or Evans in accordance with Section 7.01(a), Section 7.01(c), or Section 7.01(f), or by Evans only in accordance with Section 7.01(d) or Section 7.01(e), NBT shall pay to Evans all reasonable fees, expenses or charges related to reversing the Informational Systems Conversion within ten (10) Business Days of Evans providing NBT written evidence of such fees, expenses or charges.

Section 5.19        Assumption of Debt. NBT agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of the Surviving Corporation, at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Evans’s outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

Section 5.20        Section 16 Matters. Prior to the Effective Time, each of the Evans Board and the NBT Board, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall take all such reasonable action as may be required to cause to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act, to the fullest extent permitted by applicable law, any acquisitions or dispositions of shares of Evans Stock and NBT Stock (including derivative securities with respect to such shares) that are treated as acquisitions or dispositions under such rule and result from the transactions contemplated by this Agreement by officers and directors of Evans subject to the reporting requirements of Section 16(a) of the Exchange Act or by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to NBT immediately after the Effective Time.

Section 5.21        NBT Bank Advisory Boards. Promptly following the Effective Time, NBT Bank shall invite the directors of Evans who are members of the Evans Board immediately prior to the Effective Time, other than the New Board Member, to join a Western New York and Finger Lakes Region Advisory Board of NBT Bank; provided that any director of Evans invited to join the Western New York and Finger Lakes Region Advisory Board must meet the applicable qualifications of such advisory board in order to join.

Section 5.22        Community Matters. NBT agrees to support Evans’s and Evans Bank’s current and pending community matters support commitments and after the Effective Time shall provide annual community support in Evans’s and Evans Bank’s current market areas in an amount equal to or greater than the level of support provided by Evans and/or Evans Bank as of the date hereof, as set forth on Evans Disclosure Schedule 5.22.

Section 5.23         Tax Representation Letters. NBT and Evans each agree to (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 6.01(e) and (ii) deliver to Hogan Lovells US LLP and Luse Gorman PC, or other counsel described in Section 6.01(e), a tax representation letter, dated as of the date of the Effective Time (and, if required, as of the effective date of the Form S-4) and signed by an officer of NBT and Evans, respectively, containing customary representations of NBT and Evans as shall be reasonably necessary or appropriate to enable Hogan Lovells US LLP and Luse Gorman PC, or such other counsel described in Section 6.01(e), to render the opinion described in Section 6.01(e) on the date of the Effective Time (and, if required, on the effective date of the Form S-4).

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01        Conditions to Obligations of the Parties to Effect the Merger.  The respective obligations of Evans and NBT to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a)          Regulatory Approvals.  All Regulatory Approvals shall have been obtained and shall remain in full force and effect, any requirements contained in the Regulatory Approvals to be completed on or before the Closing Date shall have been completed, and all statutory waiting periods in respect thereof shall have expired or been terminated. No Regulatory Approvals referred to in this Section 6.01(a) shall contain any condition, restriction or requirement which the NBT Board, on the one hand, or the Evans Board, on the other hand, reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that NBT, on the one hand, or Evans, on the other hand, would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof.

(b)          Merger Registration Statement Effective.  The Merger Registration Statement shall have been declared effective by the SEC and no stop order with respect thereto shall be in effect.

(c)          NASDAQ Listing.  The shares of NBT Stock issuable pursuant to this Agreement shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(d)          No Injunctions or Restraints; Illegality.  No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect.  No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of such transactions.

(e)          Tax Opinions.  NBT shall have received a letter setting forth the written opinion of Hogan Lovells US LLP (or such other counsel reasonably acceptable to Evans) in and form and substance reasonably satisfactory to NBT, dated as of the Closing Date, and Evans shall have received a letter setting forth the written opinion of Luse Gorman, PC (or such other counsel reasonably acceptable to NBT) in form and substance reasonably satisfactory to Evans, dated as of the Closing Date, in each case substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a tax free reorganization described in Section 368(a) of the Code.

(f)          Shareholder Approval.  This Agreement shall have been duly approved by the requisite vote of the holders of outstanding shares of Evans Stock.

Section 6.02        Conditions to Obligations of NBT.  The obligations of NBT to consummate the Merger also are subject to the fulfillment or written waiver by NBT prior to the Closing Date of each of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of Evans and Evans Bank set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, will have or are reasonably likely to have a Material Adverse Effect on Evans or the Surviving Corporation.  NBT shall have received a certificate, dated the Closing Date, signed on behalf of Evans by the Chief Executive Officer of Evans to such effect.

(b)          Performance of Obligations of Evans.  Evans and Evans Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and NBT shall have received a certificate, dated the Closing Date, signed on behalf of Evans by the Chief Executive Officer of Evans to such effect.

(c)          Voting Agreements.  The Voting Agreements shall have been executed and delivered by each director and certain executive officers set forth on the Evans Disclosure Schedule 6.02(c) concurrently with Evans’s execution and delivery of this Agreement and shall remain in effect and not have been revoked as of the Effective Time.

(d)          Other Actions.  Evans shall have furnished NBT with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.02 as NBT may reasonably request.

Section 6.03        Conditions to Obligations of Evans.  The obligations of Evans to consummate the Merger also are subject to the fulfillment or written waiver by Evans prior to the Closing Date of each of the following conditions:

(a)          Representations and Warranties.  The representations and warranties of NBT set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, will have or are reasonably likely to have a Material Adverse Effect on NBT.  Evans shall have received a certificate, dated the Closing Date, signed on behalf of NBT by the Chief Executive Officer and the Chief Financial Officer of NBT to such effect.

(b)          Performance of Obligations of NBT.  NBT and NBT Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Evans shall have received a certificate, dated the Closing Date, signed on behalf of NBT by the Chief Executive Officer and the Chief Financial Officer of NBT to such effect.

(c)          Other Actions.  NBT shall have furnished Evans with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and Section 6.03 as Evans may reasonably request.

Section 6.04         Frustration of Closing Conditions.  Neither NBT nor Evans may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate any of the transactions contemplated by this Agreement, as required by and subject to this Article VI.

ARTICLE VII

TERMINATION

Section 7.01        Termination.  This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned:

(a)          Mutual Consent.  At any time prior to the Effective Time, by the mutual consent of NBT and Evans.

(b)          No Regulatory Approval.  By NBT or Evans, in the event the approval of any Governmental Authority required for consummation of the transactions contemplated by this Agreement shall have been denied by final, nonappealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c)          Shareholder Approval.  By either NBT or Evans (provided that if Evans is the terminating party it shall not be in material breach of any of its obligations under Section 5.04), if the approval of the shareholders required to satisfy the condition set forth in Section 6.01(f) for the consummation of the transactions contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such Evans shareholders, or at any adjournment or postponement of the Evans Meeting.

(d)          Breach of Representations and Warranties.  By either NBT or Evans (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(d) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the Merger under Section 6.02(a) (in the case of a breach of a representation or warranty by Evans or Evans Bank) or Section 6.03(a) (in the case of a breach of a representation or warranty by NBT).

(e)          Breach of Covenants.  By either NBT or Evans (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing, provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(e) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party receiving the benefit of such covenant or agreement not to consummate the Merger under Section 6.02(b) (in the case of a breach of a covenant or agreement by Evans or Evans Bank) or Section 6.03(b) (in the case of a breach of a representation or warranty by NBT).

(f)          Delay.  By either NBT or Evans if the Merger shall not have been consummated on or before September 15, 2025, unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(g)          Failure to Recommend; Third-Party Acquisition Transaction; Etc.

(i)          By NBT, if (i) Evans shall have breached its obligations under Section 5.11, (ii) the Evans Board shall have failed to make its recommendation referred to in Section 5.04, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of NBT, (iii) the Evans Board shall have recommended, proposed, or publicly announced its intention to recommend or propose, to engage in an Acquisition Transaction with any Person other than NBT or a Subsidiary of NBT or (iv) Evans shall have materially breached its obligations under Section 5.04 by failing to call, give notice of, convene and hold the Evans Meeting in accordance with Section 5.04.

(ii)         By Evans, subject to Evans’s compliance with Section 7.02(a) if Evans has received an Acquisition Proposal, and in accordance with Section 5.11 of this Agreement, the Evans Board has made a determination that such Acquisition Proposal is a Superior Proposal and has determined to accept such Superior Proposal.

Section 7.02        Termination Fee.  In recognition of the efforts, expenses and other opportunities foregone by NBT while structuring and pursuing the Merger, the parties hereto agree that Evans shall pay to NBT a termination fee of $8,400,000 within three (3) Business Days after written demand for payment is made by NBT, following the occurrence of any of the events set forth below:

(a)          NBT or Evans terminates this Agreement pursuant to Section 7.01(g); or

(b)          Evans or Evans Bank enters into a definitive agreement relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Evans or Evans Bank within twelve (12) months following the termination of this Agreement by NBT pursuant to Section 7.01(d) or Section 7.01(e) because of a Willful Breach by Evans or Evans Bank after an Acquisition Proposal has been publicly announced or otherwise made known to Evans.

(c)          The amount payable by Evans pursuant to this Section 7.02 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of NBT in the event of a termination due to breach of this Agreement in the circumstances specified in this Section 7.02.

Section 7.03        Effect of Termination and Abandonment.  In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 7.01 and Section 8.01 and (ii) other than a termination that results in a payment in accordance with Section 7.02, that termination will not relieve a breaching party from liability for money damages for any Willful Breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.  Nothing in Section 7.02 or this Section 7.03 shall be deemed to preclude either party from seeking specific performance in equity to enforce the terms of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01        Survival.  No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Section 5.10(b), Section 7.02 and this Article VIII, which shall survive any such termination).  Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.

Section 8.02        Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision to the extent permitted by applicable law or (b) amended or modified at any time, in either case by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the Evans Meeting no amendment shall be made which by law requires further approval by the shareholders of Evans, without obtaining such approval.

Section 8.03        Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

Section 8.04        Governing Law and Venue.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard for conflict of law provisions. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware.

Section 8.05        Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement, including fees and expenses of its own financial consultants, accountants and legal counsel, except that printing expenses and SEC filing and registration fees shall be shared equally between NBT and Evans; provided, however, that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s Willful Breach of any provision of this Agreement.

Section 8.06        Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, mailed by registered or certified mail (return receipt requested) or sent by reputable courier service to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto (with a copy provided to the email addresses specified below).

If to NBT:

NBT Bancorp Inc.
52 South Broad Street
Norwich, NY 13815
Attention: Scott A. Kingsley
Email: SKingsley@nbtbank.com

With a copy to:

Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, DC 20004
Attention: Richard A. Schaberg
Email: richard.schaberg@hoganlovells.com

and

NBT Bancorp Inc.
52 South Broad Street
Norwich, NY 13815
Attention: M. Randolph Sparks
Email: rsparks@nbtbci.com

If to Evans:

Evans Bancorp, Inc.
6460 Main Street
Williamsville, NY 14221
Attention: David J. Nasca
Email: dnasca@evansbank.com

With a copy to:

Luse Gorman, PC
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015
Attention: John J. Gorman
Email: jgorman@luselaw.com

Section 8.07        Entire Understanding; No Third-Party Beneficiaries.  This Agreement (including the Disclosure Schedules), the Plan of Bank Merger, the Voting Agreements and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the transactions, and this Agreement, the Plan of Bank Merger, the Voting Agreements and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made.  Except for the Indemnified Parties’ right to enforce NBT’s obligation under Section 5.13, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.08        Severability.  In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 8.09        Enforcement of the Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate, and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 8.10        Interpretation.

(a)          Interpretation. When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b)          Confidential Supervisory Information. No representation, warranty, covenant or other agreement or provision contained in this Agreement shall be deemed to contemplate or require the disclosure of “confidential supervisory information,” “nonpublic OCC information,” or other similar types of protected information, as such terms are defined in the regulations of any applicable “Bank Regulator” or Governmental Authority.

(c)          The term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives by 5:00 p.m., Eastern time, on the day immediately prior to the date of this Agreement, (b) included in the virtual data room of a party by 5:00 p.m., Eastern time, on the day immediately prior to the date of this Agreement, or (c) filed or furnished by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date of this Agreement.

Section 8.11         Assignment.  No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 8.12        Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER ACTION OR PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 8.13          Electronic Transmission.  This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

ARTICLE IX

ADDITIONAL DEFINITIONS

Section 9.01        Additional Definitions.  In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder) involving Evans or Evans Bank: (a) any merger, consolidation, share exchange, business combination or other similar transactions; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of Evans or Evans Bank in a single transaction or series of transactions; (c) any tender offer or exchange offer for 25% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (d) any public announcement by any Person (which shall include any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Acquisition Transaction” means any of the following (other than the transactions contemplated hereunder): (a) a merger, consolidation, share exchange, business combination or any similar transaction, involving the relevant companies; (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of the relevant companies in a single transaction or series of transactions; (c) a tender offer or exchange offer for 25% or more of the outstanding shares of the capital stock of the relevant companies or the filing of a registration statement under the Securities Act in connection therewith; or (d) an agreement or commitment by the relevant companies to take any action referenced above.

“Affiliate” means, with respect to any Person, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer, director, manager or Person who beneficially owns more than ten percent of the equity or voting securities of such Person.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the OCC and the FRB, which regulates NBT, NBT Bank, Evans or Evans Bank, or any of their respective subsidiaries, as the case may be.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of New York are authorized or obligated to close.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit‑related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

 “Environmental Law” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) the protection or restoration of the environment, health, safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (c) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance, in each case as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Evans Bank Board” means the Board of Directors of Evans Bank.

“Evans Board” means the Board of Directors of Evans.

“Evans Disclosure Schedule” means the disclosure schedule delivered by Evans to NBT on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article III or its covenants in Article V (provided that (i) any information set forth in any one section of the Evans Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection of such Evans Disclosure Schedule if its relevance to the information called for in such Section or subsection is reasonably apparent on its face and (ii) the mere inclusion of an item in the Evans Disclosure Schedule shall not be deemed an admission by Evans that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect on Evans).

“Evans Equity Plan” means, individually and collectively, the Evans Bancorp, Inc. 2019 Long-Term Equity Incentive Plan and any other equity incentive plans or arrangements pursuant to which Evans has or may have any obligation.

“Evans Financial Statements” means (i) the audited balance sheets (including related notes and schedules, if any) of Evans as of December 31, 2023 and 2022, and the related statements of income, stockholders’ equity and cash flows (including related notes and schedules, if any) of Evans for each of the fiscal years ended December 31, 2023 and 2022, in each case accompanied by the audit report of Crowe LLP, the independent registered public accounting firm of Evans, and (ii) the unaudited interim financial statements of Evans as of the end of and for the period ending each calendar quarter following December 31, 2023, as filed by Evans in the Evans SEC Documents.

“Evans Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Evans or any of its Subsidiaries.

“Evans Loan Property” means any property in which Evans holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by Evans.

“Evans RSUs” means Evans Performance-Based RSUs and Evans Time-Based RSUs.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means such exchange agent as may be designated by NBT and reasonably acceptable to Evans to act as agent for purposes of conducting the exchange procedures described in Article II.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLBNY” means the Federal Home Loan Bank of New York, or any successor thereto.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, currently or hereafter listed, or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, or words of similar meaning or regulatory effect under any present Environmental Laws, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise), but excluding substances of kinds and in amounts ordinarily and customarily used or stored in similar properties for the purposes of cleaning or other maintenance or operations.

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill associated therewith, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software; and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“IRS” means the Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge after reasonable inquiry of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Lending Officer, or the Chief Risk Officer, in the case of Evans, and the President and Chief Executive Officer, the Chief Financial Officer, the General Counsel or the Chief Risk Officer, in the case of NBT.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such asset and (c) in the case of securities, any purchase option, call or preemptive right, right of first refusal or similar right of a third party with respect to such securities.

“Material Adverse Effect” means, with respect to NBT or Evans, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of NBT and its Subsidiaries taken as a whole, or Evans and its Subsidiaries taken as a whole, respectively, or (ii) materially impairs the ability of either NBT or NBT Bank, on the one hand, or Evans or Evans Bank, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to financial institutions and/or their holding companies, or interpretations thereof by courts or any Bank Regulator or Governmental Authorities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), (G) actions and omissions of either party taken with the prior written consent, or at the request, of the other, or (H) the expenses incurred by either party in investigating, negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the financial services industry.

“NASDAQ” means The NASDAQ Stock Market LLC.

“NBT Bank Board” means the Board of Directors of NBT Bank.

“NBT Board” means the Board of Directors of NBT.

“NBT Disclosure Schedule” means the disclosure schedule delivered by NBT to Evans on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article IV or its covenants in Article V (provided that (i) any information set forth in any one section of the NBT Disclosure Schedule shall be deemed to apply to each other applicable Section or subsection of such NBT Disclosure Schedule if its relevance to the information called for in such Section or subsection is reasonably apparent on its face and (ii) the mere inclusion of an item in the NBT Disclosure Schedule shall not be deemed an admission by NBT that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect on NBT).

“NBT Stock” means the common stock, par value $0.01 per share, of NBT.

“NYSE” means the New York Stock Exchange.

“OCC” means the Office of the Comptroller of the Currency.

“Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or Covid-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto.

“Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to a Pandemic.

“Per Share Consideration” means the product of (a) the Exchange Ratio and (b) the NBT Measurement Price.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Proxy Statement/Prospectus” means the proxy statement and prospectus, satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act, and the rules and regulations thereunder, together with any amendments and supplements thereto, as prepared by NBT and Evans and as delivered to holders of Evans Stock in connection with the solicitation of their approval of this Agreement.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests or any stock appreciation, phantom stock or similar rights with respect to such capital stock or other ownership interests.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party.

“Superior Proposal” means any bona fide written proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 25% of the combined voting power of the shares of Evans Stock then outstanding or all or substantially all of the assets of Evans and otherwise (a) on terms which the Evans Board determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to Evans’s shareholders than the transactions contemplated by this Agreement, and (b) that constitutes a transaction that, in the Evans Board’s good faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, any state law analogs or statutes of similar effect, including any statutes that require advance notice of plant closings, mass layoffs or similar group personnel or employment actions.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken if the Person reasonably should have known or had actual Knowledge that such act or failure to act would result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

NBT BANCORP INC.

By:	/s/ Scott A. Kingsley
Name:	Scott A. Kingsley
Title:	President and Chief Executive Officer

NBT BANK, NATIONAL ASSOCIATION

By:	/s/ Scott A. Kingsley
Name:	Scott A. Kingsley
Title:	Chief Executive Officer

EVANS BANCORP, INC.

By:	/s/ David J. Nasca
Name:	David J. Nasca
Title:	President and Chief Executive Officer

EVANS BANK, NATIONAL ASSOCIATION

By:	/s/ David J. Nasca
Name:	David J. Nasca
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is dated as of September 9, 2024, by and between [_________] (the “Shareholder”) and NBT Bancorp Inc., a Delaware corporation (“NBT”). All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, NBT, NBT Bank, National Association, a federally-chartered national banking association and wholly-owned subsidiary of NBT (“NBT Bank”), Evans Bancorp, Inc., a New York corporation (“Evans”), and Evans Bank, National Association, a federally-chartered national banking association and wholly-owned subsidiary of Evans (“Evans Bank”), are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which Evans will merge with and into NBT, with NBT surviving, and immediately thereafter, Evans Bank will merge with and into NBT Bank, with NBT Bank surviving, and in connection therewith, shares of Evans Stock shall, at the Effective Time, be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder beneficially owns and has the power to vote or direct the voting of the number of shares of Evans Stock identified on Exhibit A hereto (such shares, together with all shares of Evans Stock with respect to which Shareholder subsequently acquires beneficial ownership, and has the power to vote or direct the voting of such shares, during the term of this Agreement, including the right to acquire beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) through the exercise of any stock options, warrants or similar instruments, being referred to as the “Shares”); and

WHEREAS, it is a condition to the willingness of NBT to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.  Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Evans, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by NBT, Shareholder shall:

(a)	appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)
vote (or cause to be voted), in person or by proxy, all the Shares (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) against any action or agreement that would be reasonably likely to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Evans contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement.

Section 2.  No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of this Agreement, (d) surrendering Shares to Evans in connection with the vesting, settlement or exercise of Evans equity awards to satisfy any withholding for the payment of taxes incurred in connection with such vesting, settlement or exercise, or, in respect of Evans equity awards, the exercise price thereon, and (e) such transfers as NBT may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3.  Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with NBT as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)
This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by NBT, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)
The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)
Except as set forth on Schedule 1, Shareholder is the record and beneficial owner of and has the power to vote or direct the voting of such Shares, or is the trustee that is the record holder of and has the power to vote or direct the voting of such Shares, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares set forth on Exhibit A hereto, and the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of Evans that the Shareholder has the power to vote or direct the voting of other than the Shares (other than shares of capital stock subject to stock options or warrants over which Shareholder will have no voting rights until the exercise of such stock options or warrants). Shareholder has the right to vote or direct the voting of the Shares and none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

Section 4.  Irrevocable Proxy. Subject to the last sentence of this Section 4, by execution of this Agreement, Shareholder does hereby appoint NBT with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Evans, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Evans taken by written consent. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 8 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 5.  No Solicitation. Subject to Section 10, from and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, Shareholder, in his, her or its capacity as a shareholder of Evans, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of such Shareholder, or any of his, her or its affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use reasonable best efforts to prohibit any of his, her or its representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than NBT) any confidential or non-public information or data with respect to Evans or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal (other than the Merger Agreement), or (d) initiate a shareholders’ vote or action by consent of Evans’s shareholders with respect to an Acquisition Proposal.

Section 6.  Specific Performance and Remedies. Shareholder acknowledges that it will be impossible to measure in money the damage to NBT if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, NBT will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that NBT has an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with NBT’s seeking or obtaining such equitable relief.

Section 7.  Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of the parties hereto, and shall be automatically terminated upon the earlier to occur of (a) the final adjournment of the Evans Meeting or (b) the termination of the Merger Agreement in accordance with its terms. Upon any such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

Section 8.  Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 9.  Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10.  Capacity as Shareholder. The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of Evans, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of Evans or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director or officer, as applicable, of Evans.

Section 11.  Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of State of Delaware, without regard for conflict of law provisions.

Section 12.  Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to NBT in accordance with Section 8.06 of the Merger Agreement and to the Shareholder at his, her or its address set forth on Exhibit A attached hereto (or at such other address for a party as shall be specified by like notice).

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

NBT BANCORP INC.

By:
Name:	Scott A. Kingsley
Title:	President and Chief Executive Officer

SHAREHOLDER

Name:

EXHIBIT A

NAME AND ADDRESS OF SHAREHOLDER	SHARES OF EVANS COMMON STOCK BENEFICIALLY OWNED